Nathan's Famous

SINCE 1916

More Than Just the Best Hot Dog!



03/26/06
RECD S.E.C.
JUL 3 1 2006
1080
06043521
PROCESSED
AUG 0 2 2006
THOMSON
FINANCIAL
FAMOUS

2006 ANNUAL REPORT

Financial Highlights

(Dollars in thousands, except per share amounts)

	Fiscal Year[1]		
	2006	2005	2004
Selected Consolidated Financial Data:			
Revenues from continuing operations	**$41,360**	$34,295	$29,908
Income from continuing operations	**$ 3,945**	$ 2,854	$ 2,038
Income (loss) from discontinued operations[2]	**$ 1,732**	$ (117)	$ (144)
Net income[2]	**$ 5,677**	$ 2,737	$ 1,894
Basic income (loss) per share[2]			
Income from continuing operations	**$ 0.71**	$ 0.54	$ 0.38
Income (loss) from discontinued operations[2]	**$ 0.31**	$ (0.02)	$ (0.02)
Basic income per share[2]	**$ 1.02**	$ 0.52	$ 0.36
Diluted income (loss) per share[2]			
Income from continuing operations	**$ 0.60**	$ 0.47	$ 0.36
Income (loss) from discontinued operations[2]	**$ 0.27**	$ (0.02)	$ (0.03)
Diluted income per share[2]	**$ 0.87**	$ 0.45	$ 0.33
Weighted average shares used in computing income (loss) per share			
Basic	**5,584**	5,307	5,306
Diluted	**6,546**	6,080	5,678
Total assets	**$37,423**	$31,269	$27,584
Stockholders' equity	**$28,048**	$21,356	$17,352

(1) Our fiscal year ends on the last Sunday in March which results in a 52 or 53 week year. Fiscal years 2006, 2005 and 2004 were 52 week years.
(2) The fiscal year ended March 26, 2006, includes a gain of $2,919, before income taxes, from the sale of a vacant piece of land in Coney Island, NY.

PROFILE

Nathan's began as a nickel hot dog stand in Coney Island in 1916 and has become a much-loved "New York institution" now available throughout the United States and overseas.

Through our innovative points-of-distribution strategies, Nathan's products are marketed within our restaurant system and throughout a broad spectrum of other food-service and retail environments. Our Branded Product Program provides for the sale of Nathan's signature products in over 7,700 food-service locations nationwide. Nathan's products are also featured in over 7,000 supermarkets and club stores throughout the United States and are being marketed on television by QVC.

Successful market penetration of our highly recognized valued brand and products, through a wide variety of distribution channels, continues to provide new and exciting growth opportunities for our Company.

Revenues from Continuing Operations ($ in millions)
'04 $29.9 — '05 $34.3 — '06 $41.4

Income from Continuing Operations ($ in millions)
'04 $2.0 — '05 $2.9 — '06 $3.9

Stockholders' Equity ($ in millions)
'04 $17.4 — '05 $21.4 — '06 $28.0

President's Letter


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
JUL 31 2006
213
SECTION

Fiscal 2006 has been a year accentuated by both enhanced profitability and overall advancement of our business. Our success has been fueled by the continuation of our brand-marketing approach and points-of-distribution strategy.

Nathan's has just concluded its most successful operating year since its 1993 initial public offering. The final quarter of fiscal 2006 marks the twelfth consecutive quarter in which profits from continuing operations were higher when compared to the prior comparable fiscal period.

Financial Results

Net income for the fifty-two weeks ended March 26, 2006, was $5,677,000 or $1.02 per basic share and $0.87 per diluted share as compared to $2,737,000 or $0.52 per basic share and $0.45 per diluted share for the fifty-two weeks ended March 27, 2005. Net income for the 2006 fiscal period includes the sale of a previously-owned, vacant parcel of land whereby Nathan's realized a profit after tax of $1,781,000.

Earnings from continuing operations increased by 38.2% to $3,945,000 for the fifty-two weeks ended March 26, 2006 compared to the prior fiscal year. Total revenue from continuing operations increased by 20.6% to $41,360,000 during fiscal 2006 compared to fiscal 2005.

Restaurant Operations

Thirty new franchised restaurants were opened during fiscal 2006, including five units in Kuwait, three units in Japan, three units in the United Arab Emirates, and our first unit in the Dominican Republic. Domestic restaurants opened within seven movie theaters, as part of five shopping-center food courts, inside three Walmart super centers, and as part of new developments within the Venetian Hotel and the Convention Center, both in Las Vegas.

During fiscal 2006, royalties and fees derived from Nathan's franchised restaurants increased approximately 12.3% over the prior year.

Sales and pre-tax profits from the six comparable company-owned restaurants operating at March 26, 2006, increased by approximately $297,000 or 2.7% and $241,000 or 25.6%, respectively, over the prior fiscal period.

For a number of years, Nathan's licensed from PAT Franchise Systems, Inc. the right to use the Arthur Treacher's trademarks and signature products for the purpose of co-branding within its restaurant system. Primarily based upon the success of our co-branding effort, NF Treacher's Corp., a wholly-owned subsidiary of Nathan's Famous, Inc., acquired the worldwide rights to all trademarks and other intellectual property relating to the "Arthur Treacher's" brand on February 28, 2006.

The Branded-Product Program

The branded-product program, featuring the sale of Nathan's hot dogs to the food-service industry, has continued its significant growth. Sales increased by 52.0% to $16,476,000 during the fifty-two weeks ended March 26, 2006 as compared to fiscal 2005.


SINCE 1916
Nathan's
FAMOUS

President's Letter


Nathan's

As part of the program, Nathan's hot dogs are sold in over one thousand Subway sandwich shops in Walmarts, and in about seven hundred and fifty Auntie Anne's pretzel outlets. Recently, Nathan's has been introduced in certain K-Mart and Sears Grand department stores. Nathan's signature products are featured in a substantial number of convenience-store chains, movie theaters, and amusement venues, including Yankee Stadium and Shea Stadium.

Retail Licensing

License royalties increased by 7.1% or $237,000 to $3,569,000 during fiscal 2006 compared to the prior year due to increased retail sales of Nathan's hot dogs by our existing licensee and from sales under new product license agreements.

Nathan's retained its ranking as the number one retail-selling, "premium" all-beef hot dog based upon pounds sold in the United States, for the fifty-two weeks ended April 22, 2006.

New Nathan's branded products that have been recently introduced or that are being developed for retail include: dinner loop sausages, flavored link sausages, cheese franks, kosher hot dogs, hot dog and hamburger rolls, franks'n the blanket, pretzel dogs, corn dogs on a stick, mini bagel dogs, beef sticks, cheese and garlic fries, potato pancakes, and pet-food treats.

Strategic Expansion

Long-term, profitable growth continues to be the centerpiece of our objectives. We intend to continue to expose the Nathan's brand and promote the sale of Nathan's products throughout a broad spectrum of varied environments. The prominence of the Nathan's brand and the presentation of Nathan's products are greater today than ever before, primarily driven by our overall business expansion. Nathan's exposure has also been enhanced due to increased marketing of Nathan's on QVC and through hot dog eating contests staged throughout the U.S.

At March 26, 2006, Nathan's products were distributed in 49 states and the District of Columbia through its domestic restaurant system, branded-product program, and retail licensing activities. In total, Nathan's products are now sold in more than 14,000 retail and food-service locations in the U.S. Systemwide, we are engaged in business activities in 12 countries, featuring the Nathan's, Miami Subs, Kenny Rogers Roasters, and Arthur Treacher's brands.

In Conclusion

Our focused strategies, creative approaches, ever-expanding opportunities and commitment to quality highlight Nathan's path towards continued long-term success. We believe significant benefit will be afforded to our consumers, business partners, employees, and to you—our shareholders. We are appreciative of your continued support.

Sincerely,


Nathan's



HOWARD M. LORBER
Chairman and Chief Executive Officer



WAYNE NORBITZ
President and Chief Operating Officer

Selected Consolidated Financial Data

(In thousands, except per share amounts)

	Fiscal Years Ended				
	March 26, 2006	March 27, 2005[2]	March 28, 2004[2]	March 30, 2003[2,4]	March 31, 2002[1,2]
STATEMENT OF EARNINGS DATA:					
Revenues:					
Sales	**$29,785**	$23,296	$19,848	$ 23,809	$26,400
Franchise fees and royalties	**6,799**	6,774	6,286	5,977	7,944
License royalties, investment and other income	**4,776**	4,225	3,774	3,184	4,259
Total revenues	**41,360**	34,295	29,908	32,970	38,603
Costs and Expenses:					
Cost of sales	**22,225**	17,266	14,198	16,012	17,644
Restaurant operating expenses	**3,180**	3,063	3,441	5,292	6,221
Depreciation and amortization	**812**	918	923	1,270	1,354
Amortization of intangible assets	**262**	263	261	278	888
General and administrative expenses	**8,552**	8,341	7,519	8,600	9,292
Interest expense	**31**	49	75	132	256
Impairment of long-lived assets	**—**	—	—	1,367	392
Impairment of notes receivable	**—**	—	208	1,425	185
Other (income) expense, net	**—**	(16)	45	232	(210)
Total costs and expenses	**35,062**	29,884	26,670	34,608	36,022
Income (loss) from continuing operations before provision (benefit) for income taxes	**6,298**	4,411	3,238	(1,638)	2,581
Income tax expense (benefit)	**2,353**	1,557	1,200	(222)	1,110
Income (loss) from continuing operations	**3,945**	2,854	2,038	(1,416)	1,471
Discontinued operations:					
Income (loss) from discontinued operations before income taxes[3]	**2,839**	(199)	(244)	(357)	(370)
Provision (benefit) for income taxes	**1,107**	(82)	(100)	(143)	(148)
Income (loss) from discontinued operations	**1,732**	(117)	(144)	(214)	(222)
Income (loss) before cumulative effect of accounting change	**5,677**	2,737	1,894	(1,630)	1,249
Cumulative effect of change in accounting principle, net of tax benefit of $854 in 2003	**—**	—	—	(12,338)	—
Net income (loss)	**$ 5,677**	$ 2,737	$ 1,894	$(13,968)	$ 1,249
Basic income (loss) per share:					
Income (loss) from continuing operations	**$ 0.71**	$ 0.54	$ 0.38	$ (0.24)	$ 0.21
Income (loss) from discontinued operations	**0.31**	(0.02)	(0.02)	(0.04)	(0.03)
Cumulative effect of change in accounting principle	**—**	—	—	(2.06)	—
Net income (loss)	**$ 1.02**	$ 0.52	$ 0.36	$ (2.34)	$ 0.18
Diluted income (loss) per share:					
Income (loss) from continuing operations	**$ 0.60**	$ 0.47	$ 0.36	$ (0.24)	$ 0.21
Income (loss) from discontinued operations	**0.27**	(0.02)	(0.03)	(0.04)	(0.03)
Cumulative effect of change in accounting principle	**—**	—	—	(2.06)	—
Net income (loss)	**$ 0.87**	$ 0.45	$ 0.33	$ (2.34)	$ 0.18
Dividends	**—**	—	—	—	—
Weighted average shares used in computing net income (loss) per share					
Basic	**5,584**	5,307	5,306	5,976	7,048
Diluted[4]	**6,546**	6,080	5,678	5,976	7,083

Selected Consolidated Financial Data

(In thousands, except per share amounts)

(continued)

	Fiscal Years Ended				
	March 26, 2006	March 27, 2005[2]	March 28, 2004[2]	March 30, 2003[2,4]	March 31, 2002[1,2]
BALANCE SHEET DATA AT END OF FISCAL YEAR:					
Working capital	**$19,075**	$14,009	$ 9,185	$ 5,935	$ 9,565
Total assets	**37,423**	31,269	27,584	25,886	48,745
Long-term debt, net of current maturities	**31**	692	866	1,053	1,220
Stockholders' equity	**$28,048**	$21,356	$17,352	$ 16,383	$36,145
SELECTED RESTAURANT OPERATING DATA:					
Company-owned Restaurant Sales[5]	**$11,419**	$11,538	$12,780	$ 21,955	$27,484
NUMBER OF UNITS OPEN AT END OF FISCAL YEAR:					
Company-owned	**6**	6	7	12	22
Franchised	**362**	355	338	343	364

Notes to Selected Financial Data

1) *Our fiscal year ends on the last Sunday in March, which results in a 52- or 53-week year. Fiscal 2002 was a 53-week year.*
2) *Results have been adjusted to reflect the sale of vacant land during the fiscal year ended March 26, 2006, and the closure of one restaurant during the fiscal year ended March 27, 2005 for the reclassification of the operating results of both properties to discontinued operations.*
3) *The fiscal year ended March 26, 2006, includes a gain of $2,919 from the sale of a vacant piece of land in Coney Island, NY.*
4) *Common stock equivalents have been excluded from the computation for the year ended March 30, 2003, as, due to the net loss, the impact of their inclusion would have been anti-dilutive.*
5) *Company-owned restaurant sales represent sales from restaurants presented within continuing operations and discontinued operations.*

Introduction

We have historically operated and franchised fast food units featuring Nathan's Famous brand all beef frankfurters, crinkle-cut French-fried potatoes, and a variety of other menu offerings. Our Nathan's brand Company-owned and franchised units operate under the name "Nathan's Famous," the name first used at our original Coney Island restaurant opened in 1916. Nathan's licensing program began in 1978 by selling packaged hot dogs and other meat products to retail customers through supermarkets or grocery-type retailers for off-site consumption. During fiscal 1998, we introduced our Branded Product Program, which enables foodservice retailers to sell some of Nathan's proprietary products outside of the realm of a traditional franchise relationship. In conjunction with this program, foodservice operators are granted a limited use of the Nathan's Famous trademark with respect to the sale of hot dogs and certain other proprietary food items and paper goods.

During the fiscal year ended March 26, 2000, we completed two acquisitions that provided us with two highly recognized brands. On April 1, 1999, we became the franchisor of the Kenny Rogers Roasters restaurant system by acquiring the intellectual property rights, including trademarks, recipes and franchise agreements of Roasters Corp. and Roasters Franchise Corp. On September 30, 1999, we acquired the remaining 70% of the outstanding common stock of Miami Subs Corporation we did not already own. On February 28, 2006, we acquired all of the intellectual property rights, including, but not limited to, trademarks, trade names, and recipes, of the Arthur Treachers Fish N Chips Brand.

Our revenues are generated primarily from selling products under Nathan's Branded Product Program, operating Company-owned restaurants, franchising the Nathan's, Miami Subs and Kenny Rogers restaurant concepts and licensing agreements for the sale of Nathan's products within supermarkets.

In addition to plans for expansion through franchising and our Branded Product Program, Nathan's continues to co-brand within its existing restaurant system. Currently, the Arthur Treacher's brand is being sold within 111 Nathan's, Kenny Rogers Roasters and Miami Subs restaurants, the Nathan's brand is included on the menu of 54 Miami Subs and Kenny Rogers restaurants, while the Kenny Rogers Roasters brand is being sold within 103 Miami Subs and Nathan's restaurants.

At March 30, 2003, Nathan's owned 12 Company-operated restaurants. During the fiscal year ended March 28, 2004, Nathan's franchised three Company-operated restaurants and entered into two management agreements with franchisees to operate two Company-operated restaurants. During the fiscal year ended March 27, 2005, Nathan's closed one Company-operated restaurant due to its lease expiration. The remaining six restaurants are presented as continuing operations in the accompanying financial statements.

At March 26, 2006, our franchise system, consisting of Nathan's Famous, Kenny Rogers Roasters and Miami Subs restaurants, included 362 franchised units, including five units operating pursuant to management agreements, located in 23 states and 11 foreign countries. We also operated six Company-owned units, including one seasonal location, within the New York metropolitan area. At March 26, 2006 and March 27, 2005, our Company-owned restaurant system included six Nathan's units, as compared to seven Nathan's units at March 28, 2004.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the notes to our consolidated financial statements contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. We believe the following critical accounting policies involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts.

Impairment of Goodwill and Other Intangible Assets

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142") requires that goodwill and intangible assets with indefinite lives will no longer be amortized but will be tested annually (or more frequently if events or changes in circumstances indicate the carrying value may not be recoverable) for impairment. The most significant assumptions, which are used in this test, are estimates of future cash flows. We typically use the same assumptions for this test as we use in the development of our business plans. If these assumptions differ significantly from actual results, additional impairment charges may be required in the future. We conducted our annual impairment tests and no goodwill or other intangible assets were determined to be impaired during the fifty-two week periods ended March 26, 2006, March 27, 2005 or March 28, 2004.

Impairment of Long-Lived Assets

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144") requires management judgments regarding the future operating and disposition plans for under-performing assets, and estimates of expected realizable values for assets to be sold. The application of SFAS No. 144 has affected the amounts and timing of charges to operating results in recent years. We evaluate possible impairment of each restaurant individually and record an impairment charge whenever we determine that impairment factors exist. We consider a history of restaurant operating losses to be the primary indicator of potential impairment of a restaurant's carrying value. During the fifty-two week periods ended March 26, 2006 and March 27, 2005, no impairment charges on long-lived assets were recorded. During the fifty-two week period ended March 28, 2004, we identified one restaurant that had been impaired and recorded impairment charges of approximately $25,000 which is included within the results of discontinued operations.

Impairment of Notes Receivable

Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended, requires management judgments regarding the future collectibility of notes receivable and the underlying fair market value of collateral. We consider the following factors when evaluating a note for impairment: a) indications that the borrower is experiencing business problems, such as operating losses, marginal working capital, inadequate cash flow or business interruptions; b) whether the loan is secured by collateral that is not readily marketable; and/or c) whether the collateral is susceptible to deterioration in realizable value. When determining possible impairment, we also assess our future intention to extend certain leases beyond the minimum lease term and the debtor's ability to meet its obligation over the projected term. During the fifty-two week periods ended March 26, 2006 and March 27, 2005, no impairment charges on notes receivable were recorded. We previously identified certain notes receivable that had been impaired and recorded impairment charges of approximately $208,000 relating to two notes during the fifty-two weeks ended March 28, 2004.

Revenue Recognition

Sales by Company-owned restaurants, which are typically paid in cash by the customer, are recognized upon the performance of services.

In connection with its franchising operations, Nathan's receives initial franchise fees, development fees, royalties, and in certain cases, revenue from sub-leasing restaurant properties to franchisees.

Franchise and area development fees, which are typically received prior to completion of the revenue recognition process, are recorded as deferred revenue. Initial franchise fees, which are non-refundable, are recognized as income when substantially all services to be performed by Nathan's and conditions relating to the sale of the franchise have been performed or satisfied, which generally occurs when the franchised restaurant commences operations. The following services are typically provided by Nathan's prior to the opening of a franchised restaurant:

- Approval of all site selections to be developed.
- Provision of architectural plans suitable for restaurants to be developed.
- Assistance in establishing building design specifications, reviewing construction compliance, and equipping the restaurant.
- Provision of appropriate menus to coordinate with the restaurant design and location to be developed.
- Provide management training for the new franchisee and selected staff.
- Assistance with the initial operations of restaurants being developed.

Development fees are non-refundable and the related agreements require the franchisee to open a specified number of restaurants in the development area within a specified time period or Nathan's may cancel the agreements. Revenue from development agreements is deferred and recognized as restaurants in the development area commence operations on a pro rata basis to the minimum number of restaurants required to be open, or at the time the development agreement is effectively canceled.

Nathan's recognizes franchise royalties when they are earned and deemed collectible. Franchise fees and royalties that are not deemed to be collectible are not recognized as revenue until paid by the franchisee, or until collectibility is deemed to be reasonably assured. The number of non-performing units is determined by analyzing the number of months that royalties have been paid during a period. When royalties have been paid for less than the majority of the time frame reported, such location is deemed non-performing. Accordingly, the number of non-performing units may differ between the quarterly results and year to date results. Revenue from sub-leasing properties is recognized as income as the revenue is earned and becomes receivable and deemed collectible. Sub-lease rental income is presented net of associated lease costs in the consolidated statements of earnings.

Nathan's recognizes revenue from the Branded Product Program when it is determined that the products have been delivered via third party common carrier to Nathans' customers.

Nathan's recognizes revenue from royalties on the licensing of the use of its name on certain products produced and sold by outside vendors. The use of Nathan's name and symbols must be approved by Nathan's prior to each specific application to ensure proper quality and project a consistent image. Revenue from license royalties is recognized when it is earned and deemed collectible.

In the normal course of business, we extend credit to franchisees for the payment of ongoing royalties and to trade customers of our Branded Product Program. Notes and accounts receivable, net, as shown on our consolidated balance sheets are net of allowances for doubtful accounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessment of collectibility based upon historical trends and an evaluation of the impact of current and projected economic conditions. In the event that the collectibility of a receivable at the date of the transaction is doubtful, the associated revenue is not recorded until the facts and circumstances change in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition."

Self-Insurance Liabilities

We are self-insured for portions of our general liability coverage. As part of our risk management strategy, our insurance programs include deductibles for each incident and in the aggregate for each policy year. As such, we accrue estimates of our ultimate self-insurance costs throughout the policy year. These estimates have been developed based upon our historical trends, however, the final cost of some claims may not be known for five years or longer. Accordingly, our annual self-insurance costs may be subject to adjustment from previous estimates as facts and circumstances change. The self-insurance accrual at March 26, 2006 and March 27, 2005 was $281,000 and $324,000, respectively. During the fifty-two weeks ended March 26, 2006 and March 27, 2005, we reversed approximately $55,000, and $71,000, respectively, of previously recorded insurance accruals to reflect the revised estimated cost of claims. Also, during the fifty-two weeks ended March 28, 2004, we reversed approximately $268,000 of previously recorded insurance accruals for items that were concluded without further payment.

Results of Operations

Fiscal Year Ended March 26, 2006 compared to Fiscal Year Ended March 27, 2005

Revenues from Continuing Operations

Total sales increased by $6,489,000 or 27.9% to $29,785,000 for the fifty-two weeks ended March 26, 2006, ("fiscal 2006 period") as compared to $23,296,000 for the fifty-two weeks ended March 27, 2005 ("fiscal 2005 period"). Sales from the Branded Product Program increased by 52.0% to $16,476,000 for the fiscal 2006 period as compared to sales of $10,837,000 in the fiscal 2005 period. This increase was primarily attributable to increased volume from new accounts, and a price increase of approximately 2.2%. Sales at the six Company-owned Nathan's restaurants (including one seasonal restaurant) increased by $296,000 or 2.7% to $11,419,000 from $11,123,000, all of which operated during the same periods in both years. This increase is due primarily to higher volume during the summer at our Coney Island restaurant resulting from favorable weather conditions, together with an effective price increase of approximately 1.1%. During the fiscal 2006 period, sales to our television retailer were approximately $554,000 higher than the fiscal 2005 period, resulting from the introduction of new products, more frequent airings and sales increases per item sold.

Franchise fees and royalties increased by $25,000 to $6,799,000 in the fiscal 2006 period compared to $6,774,000 in the fiscal 2005 period. Franchise royalties were $6,030,000 in the fiscal 2006 period as compared to $6,103,000 in the fiscal 2005 period. Domestic franchise restaurant sales were $160,814,000 in the fiscal 2006 period as compared to $164,925,000 in the fiscal 2005 period. The total sales reduction associated with closed restaurants was approximately $13,236,000 of which $11,194,000 was related to closings in Florida, which lowered royalty income by approximately $351,000 overall and $270,000 in Florida. The decrease in restaurant sales was offset by an increase of $8,724,000 due to new stores that opened during the fiscal 2006 period and the full year effect of stores that opened during the fiscal 2005 period. Comparable domestic franchise sales (consisting of 184 restaurants) increased by $402,000 or 0.3% to $134,430,000 in the fiscal 2006 period as compared to $134,028,000 in the fiscal 2005 period including the affects of Hurricane Wilma. On October 24, 2005, Hurricane Wilma hit southern Florida where our franchisees operated 71 restaurants. Most of these restaurants were affected by the storm and were temporarily closed. One Miami Subs restaurant sustained significant damage and was permanently closed. We estimate that franchisee sales and royalties from the affected stores were reduced in the third quarter fiscal 2006 by approximately $885,000 and $36,000, respectively, due to the period that the restaurants were closed. The foregoing reduction in royalties assumes full payment of royalties by the affected franchisees. At March 26, 2006, 362 domestic and international franchised or licensed units were operating as compared to 355 domestic and international franchised or licensed units at March 27, 2005. During the fifty-two weeks ended March 26, 2006, royalty income from 21 domestic franchised locations has been deemed unrealizable as compared to 25 domestic franchised locations during the fifty-two weeks ended March 27, 2005. Domestic franchise fee income was $351,000 in the fiscal 2006 period as compared to $355,000 in the fiscal 2005 period. International franchise fee income was $314,000 in the fiscal 2006 period as compared to $250,000 in the fiscal 2005 period. During the fiscal 2006 period, 30 new franchised units opened, including three units in Japan, five units in Kuwait, three units in the United Arab Emirates and one unit in the Dominican Republic. During the fiscal 2006 period, we franchised one restaurant that previously operated pursuant to a management agreement. During the fiscal 2005 period, 28 new domestic franchised units were opened. Fourteen of the new units that opened during the fiscal 2005 period were non-traditional stores for which lower franchise fees were earned. During the fiscal 2006 period, Nathan's also recognized $104,000 in connection with three forfeited franchise fees, as compared to $66,000 during the fiscal 2005 period.

License royalties increased $237,000 or 7.1% to $3,569,000 in the fiscal 2006 period as compared to $3,332,000 in the fiscal 2005 period. This increase is primarily attributable to higher royalties earned from the sale of Nathan's frankfurters within supermarkets, club stores and other locations, and new license agreements entered into since the beginning of fiscal 2005, which were partly offset by lower royalties earned on the sale of condiments and the Nathan's griddle.

Investment and other income was $748,000 in the fiscal 2006 period versus $655,000 in the fiscal 2005 period due primarily to higher subleasing income of $128,000, which was partly offset by less revenue recognized under supplier contracts of $41,000.

Interest income was $459,000 in the fiscal 2006 period versus $238,000 in the fiscal 2005 period due primarily to higher interest earned on the increased amount of marketable securities owned during the fiscal 2006 period as compared to the fiscal 2005 period. We have continued to invest our excess cash in marketable securities.

Costs and Expenses from Continuing Operations

Cost of sales increased by $4,959,000 to $22,225,000 in the fiscal 2006 period from $17,266,000 in the fiscal 2005 period. During the fiscal 2006 period, we incurred higher costs of our Branded Product Program totaling approximately $4,542,000 primarily in connection with the increased volume during the fiscal 2006 period as compared to the fiscal 2005 period. We also paid more for beef products during the fiscal 2006 period, despite the softening of the market during the second half of fiscal 2006.

Commodity costs of our hot dogs, which have increased for the third consecutive year, were approximately 1.3% higher during the fiscal 2006 period than the fiscal 2005 period. These commodity cost increases caused us to increase our selling prices beginning in June 2005 in an effort to reduce the margin pressure that we continued to experience. The cost of restaurant sales at our six comparable units (including one seasonal restaurant) was $6,695,000 or 58.6% of restaurant sales as compared to $6,709,000 or 60.3% of restaurant sales in the fiscal 2005 period. This reduction was primarily due to lower labor and associated costs. Combined food and paper costs, as a percentage of restaurant sales, were slightly lower in the fiscal 2006 period than in the fiscal 2005 period due to the effects of re-engineering of our menu and certain retail price increases to mitigate higher beef costs. Cost of sales also increased by $432,000 in the fiscal 2006 period due to higher sales to our television retailer.

Restaurant operating expenses increased by $117,000 to $3,180,000 during the fiscal 2006 period from $3,063,000 during the fiscal 2005 period. Utility costs increased by $118,000 or 21.1% as compared to the fiscal 2005 period. Lower occupancy and marketing costs during the fiscal 2006 period offset the other cost increases. Based upon current market conditions for natural gas and electricity, we expect to incur continued cost increases in fiscal 2007.

Depreciation and amortization decreased by $106,000 to $812,000 in the fiscal 2006 period from $918,000 in the fiscal 2005 period resulting from the expiration of the amortization period of the new accounting software implemented as part of Nathan's Y2K efforts and the effect of assets disposals.

Amortization of intangible assets was $262,000 in the fiscal 2006 period as compared to $263,000 in the fiscal 2005 period.

General and administrative expenses increased by $211,000 to $8,552,000 in the fiscal 2006 period as compared to $8,341,000 in the fiscal 2005 period. The increase in general and administrative expenses was primarily due to higher total compensation expense of $227,000, substantially in connection with increased earnings by the Company, which includes $146,000 related to increased earnings by the Company resulting from the sale of a vacant piece of property in Brooklyn, NY to a third party, as discussed below. During the fiscal 2005 period, we recorded severance expense of $158,000. Higher sales solicitation costs of $52,000 were incurred in connection with the Branded Product Program during the fiscal 2006 period, which were partly offset by lower professional fees of $42,000 and lower corporate insurance costs of $35,000.

Interest expense was $31,000 during the fiscal 2006 period as compared to $49,000 during the fiscal 2005 period. The reduction in interest expense relates primarily to the repayment of outstanding loans between the two periods.

Provision for Income Taxes from Continuing Operations

In the fiscal 2006 period, the income tax provision was $2,353,000 or 37.4% of income from continuing operations before income taxes as compared to $1,557,000 or 35.3% of income from continuing operations before income taxes in the fiscal 2005 period. During the fiscal 2005 period, Nathan's received a refund of prior years' state income taxes, which, net of applicable federal income tax, was approximately $81,000, lowering the effective tax rate by 1.9% during the fiscal 2005 period.

Discontinued Operations

On July 13, 2005, we sold a vacant piece of property in Brooklyn, NY to a third party, which was classified as "available-for-sale" at March 27, 2005. The property had a carrying value of $187,000 and Nathan's recognized a gain before income taxes of $2,819,000, net of associated expenses. On January 15, 2006, the adjacent parcel of vacant land that we leased was also sold to the same buyer. In connection with that sale, we recognized into income the $100,000 deposit received in contemplation of the sale for our leasehold interest. In addition, we closed one Company-operated restaurant during fiscal 2005. Revenues were $415,000 from that restaurant during the fiscal 2005 period. Income before income taxes from discontinued operations during the fiscal 2006 period was $2,839,000 as compared to loss before income taxes of $199,000 during the fiscal 2005 period.

Fiscal Year Ended March 27, 2005 compared to Fiscal Year Ended March 28, 2004

Revenues from Continuing Operations

Total sales increased by $3,448,000 or 17.4% to $23,296,000 for the fifty-two weeks ended March 27, 2005 ("fiscal 2005 period") as compared to $19,848,000 for the fifty-two weeks ended March 28, 2004 ("fiscal 2004 period"). Sales from the Branded Product Program increased by 41.7% to $10,838,000 for the fiscal 2005 period as compared to sales of $7,651,000 in the fiscal 2004 period. This increase was attributable to a volume increase of approximately 44.7% and price increases which were partly offset by higher sales allowances. Company-owned restaurant sales decreased by $741,000 or 6.2% to $11,122,000 from $11,863,000 primarily due to the operation of five fewer Company-owned stores as compared to the prior fiscal year, which was partly offset by a 4.7% sales increase at our comparable restaurants (consisting of six Nathan's, including one seasonal location). The reduction in Company-owned stores is the result of our franchising three restaurants and entering into two management agreements during the fiscal 2004 period. The financial impact associated with these five restaurants lowered restaurant sales by $1,237,000 and improved restaurant operating profits before depreciation by $138,000 versus the fiscal 2004 period. During the fiscal 2005 period, we realized sales of $1,336,000 as compared to $334,000 in the fiscal 2004 period in connection with our QVC marketing program, which was introduced in September 2003. The majority of the sales generated by QVC during the fiscal 2005 period were in connection with the "Today's Special Value" program held on May 20, 2004 featuring Nathan's hot dogs.

Franchise fees and royalties increased by $488,000 or 7.8% to $6,774,000 in the fiscal 2005 period compared to $6,286,000 in the fiscal 2004 period. Franchise royalties increased by $396,000 or 6.9% to $6,103,000 in the fiscal 2005 period as compared to $5,707,000 in the fiscal 2004 period. This increase is due primarily to improved contract compliance and higher domestic franchise sales. Domestic sales increased by 2.2% to $164,925,000 in the fiscal 2005 period as compared to $161,332,000 in the fiscal 2004 period. Comparable domestic franchise sales (consisting of 175 restaurants) increased by $7,931,000 or 6.3% to $133,141,000 in the fiscal 2005 period as compared to $125,210,000 in the fiscal 2004 period. At March 27, 2005, there were 355 domestic and international franchised or licensed restaurants operating as compared to 338 domestic and international franchised or licensed restaurants at March 28, 2004. During the fifty-two weeks ended March 27, 2005, royalty income from 25 domestic franchised locations have been deemed unrealizable as compared to 35 domestic franchised locations during the fifty-two weeks ended March 28, 2004. Domestic franchise fee income was $355,000 in the fiscal 2005 period as compared to $376,000 in the fiscal 2004 period. During the fiscal 2005 period, 28 new domestic franchised units opened as compared to opening 20 new franchised units and franchising four Company-owned restaurants during the fiscal 2004 period. Fourteen of the new units that opened during the fiscal 2005 period were non-traditional stores for which lower franchise fees are earned as compared to nine non-traditional units during the fiscal 2004 period. Nathan's also recognized $66,000 in connection with three forfeited domestic franchise fees during the fiscal 2005 period and $23,000 in connection with one forfeited domestic franchise fee during the fiscal 2004 period. International franchise fee income was $250,000 in the fiscal 2005 period as compared to $180,000 during the fiscal 2004 period. During the fiscal 2005 period, 11 new international units were opened.

License royalties were $3,332,000 in the fiscal 2005 period as compared to $2,970,000 in the fiscal 2004 period. This increase is primarily attributable to higher royalties earned from the sale of Nathan's frankfurters within supermarkets and club stores and from our license agreements for Nathan's French fries and condiments, which more than offset lower royalties earned from the sale of the Nathan's griddle that was marketed via infomercial and retailers during the Christmas 2003 season.

Investment and other income was $655,000 in the fiscal 2005 period versus $605,000 in the fiscal 2004 period. During the fiscal 2005 period, income from subleasing activities and other income was approximately $217,000 higher than the fiscal 2004 period primarily due to the termination of unprofitable leases, which was partially offset by lower investment income and amortized deferred income. Additionally, gains associated with the sale of fixed assets were approximately $122,000 lower during the fiscal 2005 period than during the fiscal 2004 period. In the fiscal 2004 period net gains of $149,000 were realized, primarily in connection with the sale of two Company-owned restaurants to franchisees.

Interest income was $238,000 in the fiscal 2005 period versus $199,000 in the fiscal 2004 period due primarily to earning higher interest income from our marketable investment securities and lower interest income on notes receivable which were determined to be impaired during the fiscal year ended March 28, 2004.

Costs and Expenses from Continuing Operations

Cost of sales increased by $3,068,000 to $17,266,000 in the fiscal 2005 period from $14,198,000 in the fiscal 2004 period. Higher costs of approximately $2,868,000 were incurred primarily in connection with the growth of our Branded Product Program. Increased costs were also incurred in connection with our QVC marketing program and higher commodity costs of both programs during the fiscal 2005 period. During the fiscal 2005 period, restaurant cost of sales was lower than the fiscal 2004 period by approximately $706,000. Restaurant cost of sales were lower by approximately $919,000 as a result of operating five fewer Company-owned restaurants during the fiscal 2005 period. The cost of restaurant sales at our comparable units as a percentage of restaurant sales was 60.3% in the fiscal 2005 period as compared to 61.1% in the fiscal 2004 period. This decrease was the result of lower labor and related costs, which were partly offset by higher food costs. The cost of beef products has continued to increase since the beginning of fiscal 2004. The cost of hot dogs was approximately 7.1% higher during the fiscal 2005 period than the fiscal 2004 period. In response to cost increases during fiscal 2004, Nathan's increased selling prices within its Branded Product Program where possible to offset some of the margin pressure during the second half of fiscal 2004. Nathan's had previously increased menu prices in its Company-operated restaurants due to these rising costs.

Restaurant operating expenses decreased by $378,000 to $3,063,000 in the fiscal 2005 period from $3,441,000 in the fiscal 2004 period. Restaurant operating expenses were lower by $456,000 as a result of operating five fewer restaurants, which were partly offset by higher marketing, and insurance costs. Insurance costs during the fiscal 2004 period were lower as a result of the reversal of previously recorded insurance accruals for items that were concluded without further payment by Nathan's.

Depreciation and amortization was $918,000 in the fiscal 2005 period as compared to $923,000 in the fiscal 2004 period.

Amortization of intangible assets was $263,000 in the fiscal 2005 period and $261,000 in the fiscal 2004 period.

General and administrative expenses increased by $822,000 to $8,341,000 in the fiscal 2005 period as compared to $7,519,000 in the fiscal 2004 period. The increase in general and administrative expenses was due primarily to higher personnel, severance and incentive compensation expenses of approximately $588,000 and higher corporate insurance expense of approximately $65,000. Insurance costs during the fiscal 2004 period were lower as a result of the reversal of previously recorded insurance accruals for items that were concluded without further payment by Nathan's. During the fiscal 2004 period, Nathan's recorded an expense reversal of approximately $50,000 from the settlement of a disputed claim for less than the anticipated amount.

Interest expense was $49,000 during the fiscal 2005 period as compared to $75,000 during the fiscal 2004 period. The reduction in interest expense relates primarily to the repayment of outstanding loans between the two periods.

No notes receivable were determined to be impaired during the fiscal 2005 period. Impairment charge on notes receivable of $208,000 during the fiscal 2004 period represents the write-down of two notes receivable, due to the failure of the franchisees to make required payments to us.

Provision for Income Taxes

In the fiscal 2005 period, the income tax provision was $1,557,000 or 35.3% of income from continuing operations before income taxes as compared to $1,200,000 or 37.1% of income from continuing operations before income taxes in the fiscal 2004 period. During the third quarter fiscal 2005, Nathan's received a refund of prior years' state income taxes, which, net of applicable federal income tax, was approximately $81,000, lowering the effective tax rate by 1.9% for the fiscal 2005 period.

Discontinued Operations

The fiscal 2005 period and fiscal 2004 period include the results of one restaurant that was closed pursuant to its lease expiration on September 12, 2004. Revenues generated by this restaurant were $415,000 and $917,000 during the fiscal 2005 and 2004 periods, respectively. On July 13, 2005, we sold a vacant piece of property in Brooklyn, NY to a third party, which was classified as "available-for-sale" at March 27, 2005. Losses before income taxes from the vacant land and the restaurant were $199,000 and $244,000 during the fiscal 2005 and 2004 periods, respectively.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements.

Liquidity and Capital Resources

Cash and cash equivalents at March 26, 2006 aggregated $3,009,000, increasing by $74,000 during the fiscal 2006 period. At March 26, 2006, marketable securities increased by $5,241,000 from March 27, 2005 to $16,882,000 and net working capital increased to $19,075,000 from $14,009,000 at March 27, 2005.

Cash provided by operations of $4,061,000 in the fiscal 2006 period is primarily attributable to net income, excluding the gains on sales of fixed assets, of $2,692,000, plus non-cash expenses of $1,566,000 and an income tax benefit from the exercise of stock options of $394,000. Changes in operating assets and liabilities reduced cash by $591,000 due to increased accounts receivable and notes receivable of $678,000 resulting primarily from higher sales of the Branded Product Program, increased royalties from franchisees and retail licensees, increased inventory in support of our Branded Product Program of $129,000, increased prepaid expenses and other current assets of $112,000, reductions of other liabilities of $142,000 and deferred fees of $119,000 that were recognized into income, which were partly offset by an increase in accounts payable and accrued expenses of $600,000.

We used cash for investment purposes of $3,802,000 in the fiscal 2006 period in investment securities as a result of the net purchase of available-for-sale securities of $5,632,000, the purchase of the intellectual property of Arthur Treacher's of $1,346,000, including legal fees, and invested $795,000 in capital expenditures. During the fiscal 2006 period, we received proceeds of $3,621,000 from the sale of vacant land, the sale of our leasehold interest in an adjacent piece of vacant land and from the sale of another restaurant to a franchisee. A property that we previously leased, which lease was assigned on July 13, 2005 for a total consideration of $500,000, of which $100,000 was received, was sold on January 18, 2006. Nathan's also received payments of $350,000 on certain of its notes receivable.

We used cash in our financing activities of $185,000. During the fiscal 2006 period, we repaid bank debt and capitalized lease obligations in the amount of $827,000. On January 13, 2006, Nathan's prepaid the balance of its subsidiaries' outstanding bank loan payable in the amount of $694,000. The principal on the loan had been due in equal monthly installments through February 2010. Interest was at prime plus 0.25%, or 4.50% through January 2006. The interest rate was scheduled to adjust to prime plus 0.25% in January 2006 and January 2009. We also received proceeds of $642,000 from the exercise of employee stock options during the fiscal 2006 period.

On September 14, 2001, Nathan's was authorized to purchase up to one million shares of its common stock. Pursuant to its stock repurchase program, it repurchased one million shares of common stock in open market transactions and a private transaction at a total cost of $3,670,000 through the quarter ended September 29, 2002. On October 7, 2002, Nathan's was authorized to purchase up to one million additional shares of its common stock. Through March 26, 2006, Nathan's purchased 891,100 shares of common stock at a cost of approximately $3,488,000. To date, Nathan's has purchased a total of 1,891,100 shares of common stock at a cost of approximately $7,158,000. There were no repurchases of the Company's common stock during the fifty-two weeks ended March 26, 2006. Nathan's expects to make additional purchases of stock from time to time, depending on market conditions, in open market or in privately negotiated transactions, at prices deemed appropriate by management. There is no set time limit on the purchases. Nathan's expects to fund these stock repurchases from its operating cash flow.

We expect that we will make additional investments in certain existing restaurants and support the growth of the Branded Product Program in the future and fund those investments from our operating cash flow. We may also incur capital expenditures in connection with opportunistic investments on a case-by-case basis.

There are currently 29 properties that we either own or lease from third parties which we lease or sublease to franchisees, operating managers and non-franchisees. We remain contingently liable for all costs associated with these properties including: rent, property taxes and insurance. We may incur future cash payments with respect to such properties, consisting primarily of future lease payments, including costs and expenses associated with terminating any of such leases. Additionally, we guaranteed financing on behalf of certain franchisees with two third-party lenders. Our maximum obligation for loans funded by the lenders as of March 26, 2006 was approximately $205,000.

The following schedules represent Nathan's cash contractual obligations and the expiration of other contractual commitments by maturity (in thousands):

	Payments Due by Period				
Cash Contractual Obligations	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Capital Lease Obligations	$ 39	$ 8	$ 18	$ 13	$ —
Employment Agreements	1,508	749	572	187	—
Operating Leases	11,925	3,364	4,737	2,487	$1,337
Gross Cash Contractual Obligations	13,472	4,121	5,327	2,687	1,337
Sublease Income	7,227	1,878	2,703	1,585	1,061
Net Cash Contractual Obligations	$ 6,245	$2,243	$2,624	$1,102	$ 276

		Amount of Commitment Expiration Per Period			
Other Contractual Commitments	Total Amounts Committed	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Loan Guarantees	$205	$205	$—	$—	$—
Total Commercial Commitments	$205	$205	$—	$—	$—

Management believes that available cash, marketable investment securities, and internally generated funds should provide sufficient capital to finance our operations for at least the next twelve months. We currently maintain a $7,500,000 uncommitted bank line of credit and have never borrowed any funds under this line of credit.

Seasonality

Our business is affected by seasonal fluctuations, the effects of weather and economic conditions. Historically, restaurant sales from Company-owned restaurants, franchised restaurants from which royalties are earned and the Company's earnings have been highest during our first two fiscal quarters with the fourth fiscal quarter typically representing the slowest period. This seasonality is primarily attributable to weather conditions in the marketplace for our Company-owned and franchised Nathan's restaurants, which is principally the New York metropolitan area. As a result of the changing composition of the Miami Subs' restaurant system, sales, and the resulting royalties derived, are less seasonally dependant despite the ongoing concentration of restaurants being located in Florida. Notwithstanding the continued growth of our Branded Product Program and the reduced number of our Company-owned restaurants, we believe that future revenues and profits will continue to be highest during our first two fiscal quarters with the fourth fiscal quarter representing the slowest period.

Inflationary Impact

We believe that general inflation has not materially impacted earnings during the past three years. Nevertheless, during that period of time our commodity costs for beef have increased significantly while other costs have increased slightly. Beginning with fiscal 2004, throughout fiscal 2005 and into the first half of fiscal 2006, the price of our beef products rose dramatically over historical norms before softening somewhat during the second half of fiscal 2006. As previously discussed, Nathan's has increased prices in response to the increased commodity costs. In addition, during fiscal 2004, fiscal 2005 and fiscal 2006, we have realized the impact of higher oil prices in the form of higher distribution costs for our products and utility costs in our Company-owned restaurants. From time to time, various Federal and New York State legislators have proposed changes to the minimum wage requirements. Effective January 1, 2006, the Federal minimum wage was increased from $6.35 to $6.75 per hour. This increase has not had a material impact on our results of operations or financial position as the vast majority of our employees were not affected by this increase. Although we only operate six Company-owned restaurants, we believe that significant increases in the minimum wage could have a significant financial impact on our financial results and the results of our franchisees. Continued increases in labor, food and other operating expenses could adversely affect our operations and those of the restaurant industry and we might have to further reconsider our pricing strategy as a means to offset reduced operating margins.

The Company's business, financial condition, operating results and cash flows can be impacted by a number of factors, including but not limited to those set forth above in "Management's Discussion and Analysis of Financial Condition and Results of Operations," any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. For a discussion identifying additional risk factors and important factors that could cause actual results to differ materially from those anticipated, also see the discussions in "Forward-Looking Statements," "Risk Factors" and "Notes to Consolidated Financial Statements" in this annual report or the Company's Form 10-K for the fiscal year ended March 26, 2006.

Qualitative and Quantitative Disclosures About Market Risk

Cash and Cash Equivalents

We have historically invested our cash and cash equivalents in short-term, fixed rate, highly rated and highly liquid instruments, which are reinvested when they mature throughout the year. Although our existing investments are not considered at risk with respect to changes in interest rates or markets for these instruments, our rate of return on short-term investments could be affected at the time of reinvestment as a result of intervening events. As of March 26, 2006, Nathans' cash and cash equivalents aggregated $3,009,000. Earnings on these cash and cash equivalents would increase or decrease by approximately $7,500 per annum for each 0.25% change in interest rates.

Marketable Investment Securities

We have invested our marketable investment securities in intermediate term, fixed rate, highly rated and highly liquid instruments. These investments are subject to fluctuations in interest rates. As of March 26, 2006, the market value of Nathans' marketable investment securities aggregated $16,882,000. Interest income on these marketable investment securities would increase or decrease by approximately $42,200 per annum for each 0.25% change in interest rates.

The following chart presents the hypothetical changes in the fair value of the marketable investment securities held at March 26, 2006 that are sensitive to interest rate fluctuations (in thousands):

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
	(150BPS)	(100BPS)	(50BPS)	Value	+50BPS	+100BPS	+150BPS
Municipal notes and bonds	$17,888	$17,544	$17,208	$16,882	$16,562	$16,249	$15,943

Borrowings

The interest rate on our borrowings is generally determined based upon the prime rate and may be subject to market fluctuation as the prime rate changes as determined within each specific agreement. We do not anticipate entering into interest rate swaps or other financial instruments to hedge our borrowings. At March 26, 2006, total outstanding debt, which was comprised solely of capital leases, aggregated $39,000, none of which is at risk due to changes in interest rates. Nathan's also maintains a $7,500,000 credit line at the prime rate (7.50% as of March 28, 2006). The Company has never borrowed any funds under its credit lines. Accordingly, the Company does not believe that fluctuations in interest rates would have a material impact on its financial results.

Commodity Costs

The cost of commodities are subject to market fluctuation. We have not attempted to hedge against fluctuations in the prices of the commodities we purchase using future, forward, option or other instruments. As a result, our future commodities purchases are subject to changes in the prices of such commodities. Generally, we attempt to pass through permanent increases in our commodity prices to our customers, thereby reducing the impact of long-term increases on our financial results. Beginning with fiscal 2004, throughout fiscal 2005 and into the first half of fiscal 2006, the price of our beef products rose dramatically over historical norms before softening somewhat during the second half of fiscal 2006. The increases were initially caused by reductions in the supply of beef primarily due to: 1) the prohibition since May 2003 on importing of Canadian beef livestock into the U.S., 2) the decrease in imports of Australian beef due to local drought conditions and 3) the export of United States beef had increased through December 23, 2003 when the first case of bovine spongiform encephalopathy, otherwise known as BSE in the United States was reported. Although the export of beef by the United States was significantly reduced as a result of this finding, beef costs have continued to rise, hitting a high during June 2005. During 2005, the Canadian border was partially re-opened to the beef trade to allow importing Canadian beef that is less than 30 months old into the United States. As a result, supply has increased and the price of beef has been somewhat lowered. Nathan's cost of its hot dogs was approximately 1.3% higher during the fifty-two weeks ended March 26, 2006 than the fifty-two weeks ended March 27, 2005, which is in addition to an approximately 7.16% increase over the fifty-two weeks ended March 28, 2004. Nathan's has already been forced to increase menu prices in its Company-operated restaurants and had increased prices within its Branded Product Program to offset some of the margin pressure. A short-term increase or decrease of 10% in the cost of our food and paper products for the entire fifty-two weeks ended March 26, 2006 would have increased or decreased cost of sales by approximately $1,694,000.

On December 23, 2003, the United States Department of Agriculture ("USDA") announced that the first case of bovine spongiform encephalopathy, otherwise known as BSE, or mad-cow disease was discovered in the United States in a single cow in the State of Washington. Nathan's obtained written assurances from its beef processors that Nathan's products did not come from the meat processing plants associated with the production of products having to do with this incident. Nathan's demand for its products continued to be strong and Nathan's did not experience any material sales impact in connection with that incident.

Foreign Currencies

Foreign franchisees generally conduct business with us and make payments in United States dollars, reducing the risks inherent with changes in the values of foreign currencies. As a result, we have not purchased future contracts, options or other instruments to hedge against changes in values of foreign currencies and we do not believe fluctuations in the value of foreign currencies would have a material impact on our financial results.

Forward-Looking Statements

Statements in this annual report may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks and uncertainties, many of which are not within our control, include, but are not limited to: the future effects of the first case of bovine spongiform encephalopathy, BSE, identified in the United States on December 23, 2003; economic, weather, legislative and business conditions; the collectibility of receivables; changes in consumer tastes; the ability to continue to attract franchisees; no material increases in the minimum wage; and our ability to attract competent restaurant and managerial personnel, as well as those risks discussed from time to time in this annual report for the year ended March 26, 2006, and in other documents which we file with the Securities and Exchange Commission. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements. We generally identify forward-looking statements with the words "believe," "intend," "plan," "expect," "anticipate," "estimate," "will," "should" and similar expressions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this annual report.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	March 26, 2006	March 27, 2005
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 3,009**	$ 2,935
Marketable securities	**16,882**	11,641
Notes and accounts receivable, net	**3,908**	3,591
Inventories	**817**	688
Assets available for sale	**—**	688
Prepaid expenses and other current assets	**1,019**	907
Deferred income taxes	**1,364**	1,168
Total current assets	**26,999**	21,618
Notes receivable, net	**137**	136
Property and equipment, net	**4,568**	4,583
Goodwill	**95**	95
Intangible assets, net	**3,884**	2,800
Deferred income taxes	**1,484**	1,792
Other assets, net	**256**	245
	$37,423	$ 31,269
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Current maturities of note payable and capital lease obligations	**$ 8**	$ 174
Accounts payable	**2,091**	2,009
Accrued expenses and other current liabilities	**5,606**	5,088
Deferred franchise fees	**219**	338
Total current liabilities	**7,924**	7,609
Note payable and capital lease obligations, less current maturities	**31**	692
Other liabilities	**1,420**	1,612
Total liabilities	**9,375**	9,913
Commitments and Contingencies (Note L)		
Stockholders' Equity		
Common stock, $.01 par value; 30,000,000 shares authorized; 7,600,399 and 7,440,317 shares issued; and 5,709,299 and 5,549,217 shares outstanding at March 26, 2006 and March 27, 2005 respectively	**76**	74
Additional paid-in capital	**43,699**	42,665
Deferred compensation	**(208)**	(281)
Accumulated deficit	**(8,197)**	(13,874)
Accumulated other comprehensive loss	**(164)**	(70)
	35,206	28,514
Treasury stock, at cost, 1,891,100 shares at March 26, 2006 and March 27, 2005	**(7,158)**	(7,158)
Total stockholders' equity	**28,048**	21,356
	$37,423	$ 31,269

The accompanying notes are an integral part of these statements.

Consolidated Statements of Earnings

(in thousands, except share and per share amounts)

	Fifty-Two Weeks Ended March 26, 2006	Fifty-Two Weeks Ended March 27, 2005	Fifty-Two Weeks Ended March 28, 2004
Revenues			
Sales	**$29,785**	$23,296	$19,848
Franchise fees and royalties	**6,799**	6,774	6,286
License royalties	**3,569**	3,332	2,970
Interest income	**459**	238	199
Investment and other income	**748**	655	605
Total revenues	**41,360**	34,295	29,908
Costs and Expenses			
Cost of sales	**22,225**	17,266	14,198
Restaurant operating expenses	**3,180**	3,063	3,441
Depreciation and amortization	**812**	918	923
Amortization of intangible assets	**262**	263	261
General and administrative expenses	**8,552**	8,341	7,519
Interest expense	**31**	49	75
Impairment charge on notes receivable	**—**	—	208
Other (income) expense, net	**—**	(16)	45
Total costs and expenses	**35,062**	29,884	26,670
Income from continuing operations before provision for income taxes	**6,298**	4,411	3,238
Provision for income taxes	**2,353**	1,557	1,200
Income from continuing operations	**3,945**	2,854	2,038
Income (loss) from discontinued operations, including gain on disposal of discontinued operations of $2,919 in 2006, before income taxes	**2,839**	(199)	(244)
Income tax expense (benefit)	**1,107**	(82)	(100)
Income (loss) from discontinued operations	**1,732**	(117)	(144)
Net income	**$ 5,677**	$ 2,737	$ 1,894
Per Share Information			
Basic income (loss) per share:			
Income from continuing operations	**$ .71**	$ .54	$ .38
Income (loss) from discontinued operations	**.31**	(.02)	(.02)
Net income	**$ 1.02**	$ .52	$ .36
Diluted income (loss) per share:			
Income from continuing operations	**$ .60**	$ .47	$ .36
Income (loss) from discontinued operations	**.27**	(.02)	(.03)
Net income	**$ .87**	$ .45	$ .33
Weighted average shares used in computing income per share			
Basic	**5,584,000**	5,307,000	5,306,000
Diluted	**6,546,000**	6,080,000	5,678,000

The accompanying notes are an integral part of these statements.

Consolidated Statement of Stockholders' Equity

(in thousands, except share amounts)

Fifty-two weeks ended March 26, 2006, March 27, 2005 and March 28, 2004

	Common Shares	Common Stock	Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock, at Cost Shares	Treasury Stock, at Cost Amount	Total Stock-holders' Equity	Compre-hensive Income (Loss)
Balance, March 30, 2003	7,065,202	$71	$40,746	$ —	$(18,505)	$ 64	1,641,238	$(5,993)	$16,383	$ —
Repurchase of treasury stock	—	—	—	—	—	—	210,063	(928)	(928)	
Unrealized gains on marketable securities, net of deferred income taxes of $7	—	—	—	—	—	10	—	—	10	10
Reclassification adjustment for net gains realized in net income, net of deferred income taxes of $5	—	—	—	—	—	(7)	—	—	(7)	(7)
Net income	—	—	—	—	1,894	—	—	—	1,894	1,894
Comprehensive income	—	—	—	—	—	—	—	—	—	$1,897
Balance, March 28, 2004	7,065,202	71	40,746	—	(16,611)	67	1,851,301	(6,921)	17,352	
Shares issued in connection with the exercise of warrants	142,855	1	856	—	—	—	—	—	857	
Shares issued in connection with exercise of employee stock options	182,260	1	529	—	—	—	—	—	530	
Income tax benefit on stock option exercises	—	—	172	—	—	—	—	—	172	
Issuance of restricted stock award	50,000	1	362	(363)	—	—	—	—	—	
Amortization of deferred compensation relating to restricted stock	—	—	—	82	—	—	—	—	82	
Repurchase of treasury stock	—	—	—	—	—	—	39,799	(237)	(237)	
Unrealized (losses) on marketable securities, net of deferred income tax (benefit) of ($95)	—	—	—	—	—	(137)	—	—	(137)	(137)
Net income	—	—	—	—	2,737	—	—	—	2,737	2,737
Comprehensive income	—	—	—	—	—	—	—	—	—	$2,600
Balance, March 27, 2005	7,440,317	$74	$42,665	$(281)	$(13,874)	$ (70)	1,891,100	$(7,158)	$21,356	
Shares issued in connection with exercise of employee stock options	160,082	2	640	—	—	—	—	—	642	
Income tax benefit on stock option exercises	—	—	394	—	—	—	—	—	394	
Amortization of deferred compensation relating to restricted stock	—	—	—	73	—	—	—	—	73	
Unrealized (losses) on marketable securities, net of deferred income tax (benefit) of ($63)	—	—	—	—	—	(94)	—	—	(94)	(94)
Net income	—	—	—	—	5,677	—	—	—	5,677	5,677
Comprehensive income	—	—	—	—	—	—	—	—	—	$5,583
Balance, March 26, 2006	**7,600,399**	**$76**	**$43,699**	**$(208)**	**$ (8,197)**	**$(164)**	**1,891,100**	**$(7,158)**	**$28,048**	

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

(in thousands)

	Fifty-Two Weeks Ended March 26, 2006	Fifty-Two Weeks Ended March 27, 2005	Fifty-Two Weeks Ended March 28, 2004
Cash Flows from Operating Activities:			
Net income	**$ 5,677**	$ 2,737	$ 1,894
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**812**	918	971
Amortization of intangible assets	**262**	263	261
Amortization of bond premium	**232**	155	127
Amortization of deferred compensation	**73**	82	—
Gain on disposal of fixed assets	**(2,985)**	(84)	(206)
Loss (gain) on sale of available-for-sale securities	**2**	—	(12)
Impairment of long-lived assets	**—**	—	25
Impairment of notes receivable	**—**	—	208
Provision for (recovery of) doubtful accounts	**10**	13	(17)
Income tax benefit on stock option exercises	**394**	172	—
Deferred income taxes	**175**	915	945
Changes in operating assets and liabilities:			
Notes and accounts receivable	**(678)**	(1,406)	294
Inventories	**(129)**	55	(354)
Prepaid expenses and other current assets	**(112)**	(444)	179
Other assets	**(11)**	5	18
Accounts payable, accrued expenses and other current liabilities	**600**	311	467
Deferred franchise fees	**(119)**	165	46
Other liabilities	**(142)**	(549)	430
Net cash provided by operating activities	**4,061**	3,308	5,276
Cash Flows from Investing Activities:			
Proceeds from sale of available-for-sale securities	**2,245**	1,357	2,497
Purchase of available-for-sale securities	**(7,877)**	(5,910)	(5,461)
Purchase of intellectual property	**(1,346)**	—	—
Purchases of property and equipment	**(795)**	(588)	(449)
Payments received on notes receivable	**350**	331	797
Proceeds from sales of property and equipment	**3,621**	11	489
Net cash used in investing activities	**(3,802)**	(4,799)	(2,127)
Cash Flows from Financing Activities:			
Principal repayments of notes payable and capitalized lease obligations	**(827)**	(173)	(187)
Repurchase of treasury stock	**—**	(237)	(928)
Proceeds from the exercise of stock options and warrants	**642**	1,387	—
Net cash (used in) provided by financing activities	**(185)**	977	(1,115)
Net change in cash and cash equivalents	**74**	(514)	2,034
Cash and cash equivalents, beginning of year	**2,935**	3,449	1,415
Cash and cash equivalents, end of year	**$ 3,009**	$ 2,935	$ 3,449
Cash Paid During the Year for:			
Interest	**$ 31**	$ 49	$ 74
Income taxes	**$ 3,040**	$ 522	$ 253
Noncash Financing Activities:			
Loans to franchisees in connection with sale of restaurants	**$ —**	$ —	$ 600

The accompanying notes are an integral part of these statements.

(in thousands, except share and per share amounts) March 26, 2006, March 27, 2005 and March 28, 2004

Note A—Description and Organization of Business

Nathan's Famous, Inc. and subsidiaries (collectively the "Company" or "Nathan's") has historically operated or franchised a chain of retail fast food restaurants featuring the Nathan's Famous brand of all beef frankfurters, fresh crinkle-cut French-fried potatoes and a variety of other menu offerings. Nathan's has also established a Branded Product Program, which enables food-service retailers to sell some of Nathan's proprietary products outside of the realm of a traditional franchise relationship. The Company, through wholly-owned subsidiaries, is also the franchisor of Kenny Rogers Roasters ("Roasters") and Miami Subs. The Company is also the owner of the Arthur Treacher's brand (See Note C). Miami Subs features a wide variety of lunch, dinner and snack foods, including hot and cold sandwiches and various ethnic foods. Roasters features home-style family foods based on a menu centered around wood-fire rotisserie chicken. Arthur Treacher's main product is its "Original Fish & Chips" product consisting of fish fillets coated with a special batter prepared under a proprietary formula, deep-fried golden brown, and served with English-style chips and corn meal "hush puppies." The Company considers its subsidiaries to be in the food service industry, and has pursued co-branding and co-hosting initiatives; accordingly, management has evaluated the Company as a single reporting unit.

At March 26, 2006, the Company's restaurant system, consisting of Nathan's Famous, Kenny Rogers Roasters and Miami Subs restaurants, included six company-owned units in the New York City metropolitan area and 362 franchised or licensed units, including five units operating pursuant to management agreements located in 23 states and 11 foreign countries.

Note B—Summary of Significant Accounting Policies

The following significant accounting policies have been applied in the preparation of the consolidated financial statements:

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

2. Fiscal Year

The Company's fiscal year ends on the last Sunday in March, which results in a 52- or 53-week reporting period. The results of operations and cash flows for the fiscal years ended March 26, 2006, March 27, 2005, and March 28, 2004 are all on the basis of 52-week reporting periods.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management in preparing the consolidated financial statements include revenue recognition, the allowance for doubtful accounts, the allowance for impaired notes receivable, the self-insurance reserve and impairment charges on goodwill and long-lived assets.

4. Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents is cash restricted for untendered shares associated with the acquisition of Nathan's in 1987 of $83 at March 26, 2006 and March 27, 2005.

5. Impairment of Notes Receivable

Nathan's follows the guidance in Statement of Financial Accounting Standards ("SFAS") No. 114 ("SFAS No. 114") "Accounting by Creditors for Impairment of a Loan," as amended. Pursuant to SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. When evaluating a note for impairment, the factors considered include: (a) indications that the borrower is experiencing business problems such as operating losses, marginal working capital, inadequate cash flow or business interruptions, (b) loans secured by collateral that is not readily marketable, or (c) loans that are susceptible to deterioration in realizable value. When determining impairment, management's assessment includes its intention to extend certain leases beyond the minimum lease term and the debtor's ability to meet its obligation over that extended term. In certain cases where Nathan's has determined that a loan has been impaired, it generally does not expect to extend or renew the underlying leases. Based on the Company's analysis, it has determined that there are notes that have incurred such an impairment. Following are summaries of impaired notes receivable and the allowance for impaired notes receivable:

	March 26, 2006	March 27, 2005
Total recorded investment in impaired notes receivable	**$ 1,801**	$ 1,836
Allowance for impaired notes receivable	**(1,680)**	(1,701)
Recorded investment in impaired notes receivable, net	**$ 121**	$ 135
Allowance for impaired notes receivable at beginning of the fiscal year	**$ 1,701**	$ 2,051
Recovery of impaired notes receivable	**(21)**	—
Impaired notes written off	**—**	(350)
Allowance for impaired notes receivable at end of the fiscal year	**$ 1,680**	$ 1,701

Based on the present value of the estimated cash flows of identified impaired notes receivable, the Company records interest income on its impaired notes receivable on a cash basis. The following represents the interest income recognized and average recorded investment of impaired notes receivable.

	March 26, 2006	March 27, 2005	March 28, 2004
Interest income recorded on impaired notes receivable	**$ 1**	$ 13	$ 19
Average recorded investment in impaired notes receivable	**$1,817**	$1,942	$2,341

6. Inventories

Inventories, which are stated at the lower of cost or market value, consist primarily of food and supplies. Inventories also include equipment and marketing items in connection with the Branded Product Program. Cost is determined using the first-in, first-out method.

7. Marketable Securities

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each reporting date. At March 26, 2006 and March 27, 2005, all marketable securities held by the Company have been classified as available-for-sale and, as a result, are stated at fair value, with unrealized gains and losses on available-for-sale securities included as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheet. Realized gains and losses on the sale of securities, as determined on a specific identification basis, are included in the accompanying consolidated statements of earnings (See Note F).

8. Sales of Restaurants

The Company observes the provisions of SFAS No. 66, "Accounting for Sales of Real Estate," ("SFAS No. 66") which establishes accounting standards for recognizing profit or loss on sales of real estate. SFAS No. 66 provides for profit recognition by the full accrual method, provided (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the seller is not obliged to perform significant activities after the sale to earn the profit. Unless both conditions exist, recognition of all or part of the profit shall be postponed and other methods of profit recognition shall be followed. In accordance with SFAS No. 66, the Company recognizes profit on sales of restaurants under the full accrual method, the installment method and the deposit method, depending on the specific terms of each sale. The Company records depreciation expense on the property subject to the sales contracts that are accounted for under the deposit method and records any principal payments received as a deposit until such time that the transaction meets the sales criteria of SFAS No. 66.

As of March 26, 2006 and March 27, 2005, the Company had deferred gains, included in other liabilities, on the sales of restaurants, which are accounted for under the installment method, of $145 and $196, respectively. Installment gains recognized in earnings for the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004 were $51, $73 and $205, respectively.

9. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term of the related asset. The estimated useful lives are as follows:

Building and improvements	5–25 years
Machinery, equipment, furniture and fixtures	5–15 years
Leasehold improvements	5–20 years

10. Goodwill and Intangible Assets

Intangible assets primarily consist of (i) the goodwill of $95 resulting from the acquisition of Nathan's in 1987; (ii) trademarks, trade names and franchise rights of $460 in connection with Roasters, (iii) trademarks, trade names and franchise rights of $2,075 in connection with Miami Subs and (iv) trademarks, trade names and other intellectual property of $1,346 in connection with Arthur Treachers (See Note C).

The table below presents amortized and unamortized intangible assets as of March 26, 2006 and March 27, 2005:

	March 26, 2006			March 27, 2005		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:						
Royalty streams	**$4,259**	**$(1,792)**	**$2,467**	$4,259	$(1,531)	$2,728
Favorable leases	**285**	**(285)**	**—**	285	(285)	—
Other	**6**	**(3)**	**3**	6	(2)	4
	$4,550	**$(2,080)**	**$2,470**	$4,550	$(1,818)	$2,732
Unamortized intangible assets:						
Trademarks and tradenames			**1,414**			68
			$3,884			$2,800
Goodwill			**$ 95**			$ 95

(in thousands, except share and per share amounts) March 26, 2006, March 27, 2005 and March 28, 2004 (continued)

As of March 26, 2006 and March 27, 2005, the Company has performed its required annual impairment test of goodwill and other intangible assets, and determined no impairment is deemed to exist.

Total amortization expense for intangible assets was $262, $263 and $261 for the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004. The Company estimates future annual amortization expense of approximately $262 per year for each of the next five years.

11. Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. In instances where impairment is determined to exist, the Company writes down the asset to its fair value based on the present value of estimated future cash flows.

Impairment losses are recorded on long-lived assets on a restaurant-by-restaurant basis whenever impairment factors are determined to be present. The Company considers a history of restaurant operating losses to be its primary indicator of potential impairment for individual restaurant locations. No units were deemed impaired during the fiscal year ended March 26, 2006.

12. Self-Insurance

The Company is self-insured for portions of its general liability coverage. As part of Nathan's risk management strategy, its insurance programs include deductibles for each incident and in the aggregate for a policy year. As such, Nathan's accrues estimates of its ultimate self-insurance costs throughout the policy year. These estimates have been developed based upon Nathan's historical trends, however, the final cost of many of these claims may not be known for five years or longer. Accordingly, Nathan's annual self-insurance costs may be subject to adjustment from previous estimates as facts and circumstances change. The self-insurance accruals at March 26, 2006 and March 27, 2005 were $281 and $324, respectively and are included in "accrued expenses and other current liabilities" in the accompanying consolidated balance sheets.

During the fifty-two weeks ended March 26, 2006 and March 27, 2005, the Company reversed approximately $55 and $71, respectively, of previously recorded insurance accruals to reflect the revised estimated cost of claims. During the fiscal year ended March 28, 2004, approximately $268 of previously recorded insurance accruals for items that have been concluded without further payment were reversed.

13. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate fair value due to the short-term maturities of the instruments. The carrying amounts of note payable and capital lease obligations and notes receivable approximate their fair values as the current interest rates on such instruments approximates current market interest rates on similar instruments.

14. Stock-Based Compensation

At March 26, 2006, the Company has five stock-based employee compensation plans, which are more fully described in Note K. The Company accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB No. 25") and has adopted the disclosure provisions of SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure." Under APB No. 25, when the exercise price of stock options granted to employees or the Company's independent directors equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Accordingly, no compensation expense has been recognized in the consolidated financial statements in connection with employee or independent director stock option grants. Compensation expense for restricted stock awards measured at the fair value on the date of grant based upon the number of shares granted and the quoted market price of the Company's stock. Such value is recognized as expense over the vesting period of the award.

The following table illustrates the effect on net income and net income per share had the Company applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Fiscal Year Ended		
	March 26, 2006	March 27, 2005	March 28, 2004
Net income, as reported	**$5,677**	$2,737	$1,894
Add: Stock-based compensation included in net income	**44**	49	—
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	**(132)**	(171)	(170)
Pro forma net income	**$5,589**	$2,615	$1,724
Net income per share			
Basic—as reported	**$ 1.02**	$ .52	$ .36
Diluted—as reported	**$ .87**	$ .45	$ .33
Basic—pro forma	**$ 1.00**	$ .49	$ .32
Diluted—pro forma	**$ .85**	$ .43	$ .30

Pro forma compensation expense may not be indicative of pro forma expense in future years. For purposes of estimating the fair value of each option on the date of grant, the Company utilized the Black-Scholes option-pricing model.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. No stock options were granted during the fiscal year ended March 26, 2006.

The weighted-average option fair values and the assumptions used to estimate these values for stock options granted are as follows:

	2005	2004
Weighted-average option fair values	**$2.87**	$1.60
Expected life (years)	**7.0**	7.0
Interest rate	**4.50%**	3.85%
Volatility	**29.9%**	30.6%
Dividend yield	**0%**	0%

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which revises SFAS No. 123, "Accounting for Stock-Based Compensation," and generally requires, among other things, that all employee stock-based compensation be measured using a fair value method and that the resulting compensation cost be recognized in the financial statements. SFAS 123R also provides guidance on how to determine the grant-date fair value for awards of equity instruments, as well as alternative methods of adopting its requirements. On April 14, 2005, the SEC delayed the effective date of required adoption of SFAS No. 123R to the beginning of the first annual period after June 15, 2005. The Company plans to adopt the provisions of SFAS No. 123R in the first quarter of fiscal year 2007. The Company has evaluated the impact of this standard on its consolidated financial statements and, based upon its unvested options currently outstanding, at March 26, 2006, expects to incur pre-tax expenses of $103 and $19 during its fiscal years ending March 25, 2007 and March 31, 2008, respectively.

15. Start-Up Costs

Pre-opening and similar costs are expensed as incurred.

16. Revenue Recognition—Branded Products Operations

The Company recognizes revenue from the Branded Product Program when it is determined that the products have been delivered via third party common carrier to Nathans' customers.

17. Revenue Recognition—Company-Owned Restaurants

Sales by Company-owned restaurants, which are typically paid in cash by the customer, are recognized upon the performance of services.

18. Revenue Recognition—Franchising Operations

In connection with its franchising operations, the Company receives initial franchise fees, development fees, royalties, and in certain cases, revenue from sub-leasing restaurant properties to franchisees.

Franchise and area development fees, which are typically received prior to completion of the revenue recognition process, are recorded as deferred revenue. Initial franchise fees, which are non-refundable, are recognized as income when substantially all services to be performed by Nathan's and conditions relating to the sale of the franchise have been performed or satisfied, which generally occurs when the franchised restaurant commences operations.

The following services are typically provided by the Company prior to the opening of a franchised restaurant:

- Approval of all site selections to be developed.
- Provision of architectural plans suitable for restaurants to be developed.
- Assistance in establishing building design specifications, reviewing construction compliance and equipping the restaurant.
- Provision of appropriate menus to coordinate with the restaurant design and location to be developed.
- Provide management training for the new franchisee and selected staff.
- Assistance with the initial operations of restaurants being developed.

At March 26, 2006 and March 27, 2005, $219 and $338, respectively, of deferred franchise fees are included in the accompanying consolidated balance sheets. For the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004, the Company earned franchise fees from new unit openings, transfers and co-branding of $665, $605 and $556, respectively.

(in thousands, except share and per share amounts) March 26, 2006, March 27, 2005 and March 28, 2004 (continued)

Development fees are nonrefundable and the related agreements require the franchisee to open a specified number of restaurants in the development area within a specified time period or the agreements may be canceled by the Company. Revenue from development agreements is deferred and recognized as restaurants in the development area commence operations on a pro rata basis to the minimum number of restaurants required to be open, or at the time the development agreement is effectively canceled. At March 26, 2006 and March 27, 2005, $242 and $316, respectively, of deferred development fee revenue is included in the accompanying consolidated balance sheets.

The following is a summary of franchise openings and closings for the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004:

	2006	2005	2004
Franchised restaurants operating at the beginning of the period	**355**	338	343
New franchised restaurants opened during the period	**30**	39	40
Franchised restaurants closed during the period	**(23)**	(22)	(45)
Franchised restaurants operating at the end of the period	**362**	355	338

The Company recognizes franchise royalties, which are generally based upon a percentage of sales made by the Company's franchisees, when they are earned and deemed collectible. Franchise fees and royalties that are not deemed to be collectible are not recognized as revenue until paid by the franchisee or until collectibility is deemed to be reasonably assured. Revenue from subleasing properties to franchisees is recognized as income as the revenue is earned and becomes receivable and deemed collectible. Sub-lease rental income is presented net of associated lease costs in the accompanying consolidated statements of operations.

19. Revenue Recognition—License Royalties

The Company earns revenue from royalties on the licensing of the use of its name on certain products produced and sold by outside vendors. The use of the Company name and symbols must be approved by the Company prior to each specific application to ensure proper quality and project a consistent image. Revenue from license royalties is recognized when it is earned and deemed collectible.

20. Interest Income

Interest income is recorded when it is earned and deemed realizable by the Company.

21. Investment and Other Income

The Company recognizes gains on the sale of fixed assets under the full accrual method, installment method or deposit method in accordance with provisions of SFAS No. 66 (See Note B-8).

Deferred revenue associated with supplier contracts is generally amortized into income on a straight-line basis over the life of the contract.

Investment and other income consists of the following:

	2006	2005	2004
Gain on disposal of fixed assets	**$ 66**	$ 84	$ 206
Realized gains (losses) on marketable securities	**—**	—	12
Gain (loss) on subleasing of rental properties	**187**	59	(166)
Amortization of supplier contributions	**361**	407	455
Other income	**134**	105	98
	$748	$655	$ 605

22. Business Concentrations and Geographical Information

The Company's accounts receivable consist principally of receivables from franchisees for royalties and advertising contributions, from sales under the Branded Product Program, and for royalties from retail licensees. At March 26, 2006, one retail licensee, one Branded Products distributor and one franchisee each represented 12%, 11% and 10% respectively of accounts receivable. At March 27, 2005, one retail licensee and one franchisee each represented 19% and 11% respectively of accounts receivable. (See Note D). No franchisee, retail licensee or Branded Product customer accounted for 10% or more of revenues during the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004.

The Company's primary supplier of hot dogs represented 77%, 66% and 62% of product purchases for the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004, respectively. The Company's distributor of product to its Company-owned restaurants represented 13%, 24%, and 34% of product purchases for the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004, respectively.

The Company's revenues were derived from the following geographic areas:

	2006	2005	2004
Domestic (United States)	**$39,982**	$33,177	$29,183
Non-domestic	**1,378**	1,118	725
	$41,360	$34,295	$29,908

23. Advertising

The Company administers various advertising funds on behalf of its subsidiaries and franchisees to coordinate the marketing efforts of the Company. Under these arrangements, the Company collects and disburses fees paid by franchisees and Company-owned stores for national and regional advertising, promotional and public relations programs. Contributions to the advertising funds are based on specified percentages of net sales, generally ranging up to 3%. Net Company-owned store advertising expense was $194, $242, and $241, for the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004, respectively.

24. Classification of Operating Expenses

Cost of sales consists of the following:

- The cost of products sold by the Company-operated restaurants, through the Branded Product Program and other distribution channels.
- The cost of labor and associated costs of in-store restaurant management and crew.
- The cost of paper products used in Company-operated restaurants.
- Other direct costs such as fulfillment, commissions, freight and samples.

Restaurant operating expenses consist of the following:

- Occupancy costs of Company-operated restaurants.
- Utility costs of Company-operated restaurants.
- Repair and maintenance expenses of the Company-operated restaurant facilities.
- Marketing and advertising expenses done locally and contributions to advertising funds for Company-operated restaurants.
- Insurance costs directly related to Company-operated restaurants.

25. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. A valuation allowance has been established to reduce deferred tax assets attributable to net operating losses and credits of Miami Subs to net realizable value.

26. Reclassifications

Certain prior years' balances have been reclassified to conform with current year presentation.

27. Recently Issued Accounting Standards Not Yet Adopted

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43" ("SFAS No. 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has evaluated the impact of this standard on its consolidated financial statements and does not believe the adoption of SFAS No. 151 will have a material impact on its results of operations.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have an impact on its consolidated financial statements.

Note C—Acquisition

On February 28, 2006, the Company acquired all trademarks and other intellectual property relating to the Arthur Treacher's brand from PAT Franchise Systems, Inc. ("PFSI") for $1,250 in cash plus related expenses of approximately $96 and terminated its Co-Branding Agreement with PFSI. Since fiscal 2000, the Company has successfully co-branded certain Arthur Treacher's signature products in Nathan's franchise system. Based upon such co-branding success, the Company acquired these assets to continue its co-branding efforts and seek new means of distribution.

(in thousands, except share and per share amounts) March 26, 2006, March 27, 2005 and March 28, 2004 (continued)

The Company simultaneously granted back to PFSI a limited license to use the Arthur Treacher's intellectual property solely for the purposes of: (a) PFSI continuing to permit the operation of its existing Arthur Treacher's franchised restaurant system (approximately 60 restaurants); and (b) PFSI granting rights to third parties who wish to develop new traditional Arthur Treacher's quick service restaurants in Indiana, Maryland, Michigan, Ohio, Pennsylvania, Virginia, Washington D.C. and areas of Northern New York State (collectively, the "PFSI Markets"). The Company also retained certain rights to sell franchises for the operation of Arthur Treacher's restaurants in certain circumstances within the geographic scope of the PFSI Markets. PFSI has no obligation to pay fees or royalties to the Company in connection with its use of the Arthur Treacher's system within the PFSI Markets.

NF Treacher's Corp., a wholly-owned subsidiary, was created for the purpose of acquiring these assets. The acquired assets have been recorded as trademarks and trade names based upon the preliminary purchase price allocation, which is subject to adjustment based upon finalization of a valuation, and which will be subject to periodic impairment testing. No restaurants were acquired in this transaction. Results of operations are included in these consolidated financial statements since February 28, 2006.

The following presents the pro forma results of operations as if the Company had owned these assets at the beginning of each of the three years presented:

	Fifty-Two Weeks Ended March 26, 2006	Fifty-Two Weeks Ended March 27, 2005	Fifty-Two Weeks Ended March 28, 2004
Total revenues	**$41,496**	$34,450	$30,062
Income from continuing operations	**4,030**	2,954	2,135
Net income	**$ 5,762**	$ 2,837	$ 1,991
Basic income per share:			
Income from continuing operations	**$ .72**	$ .56	$ .40
Net income	**$ 1.03**	$ .53	$ .38
Diluted income per share:			
Income from continuing operations	**$ .62**	$ .49	$ .38
Net income	**$ .88**	$ .47	$ .35

Note D—Income Per Share

Basic income per common share is calculated by dividing income by the weighted-average number of common shares outstanding and excludes any dilutive effects of stock options or warrants. Diluted income per common share gives effect to all potentially dilutive common shares that were outstanding during the period. Dilutive common shares used in the computation of diluted income per common share result from the assumed exercise of stock options and warrants, using the treasury stock method.

The following chart provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004, respectively:

	Income from Continuing Operations			Shares			Income Per Share from Continuing Operations		
	2006	2005	2004	**2006**	2005	2004	**2006**	2005	2004
Basic EPS									
Basic calculation	**$3,945**	$2,854	$2,038	**5,584,000**	5,307,000	5,306,000	**$ .71**	$ .54	$ .38
Effect of dilutive employee stock options and warrants	**—**	—	—	**962,000**	773,000	372,000	**(.11)**	(.07)	(.02)
Diluted EPS									
Diluted calculation	**$3,945**	$2,854	$2,038	**6,546,000**	6,080,000	5,678,000	**$ .60**	$ .47	$ .36

Options and warrants to purchase 19,500, 367,939 and 1,017,469 shares of common stock for the years ended March 26, 2006, March 27, 2005 and March 28, 2004, respectively, were not included in the computation of diluted earnings per share because the exercise prices exceeded the average market price of common shares during the respective periods.

Note E—Notes and Accounts Receivable, Net

Notes and accounts receivable, net, consist of the following:

	March 26, 2006	March 27, 2005
Notes receivable, net of impairment charges	**$ 182**	$ 523
Franchise and license royalties	**1,807**	1,764
Branded product sales	**1,576**	1,167
Other	**657**	450
	4,222	3,904
Less: allowance for doubtful accounts	**177**	177
Less: notes receivable due after one year	**137**	136
Notes and accounts receivable, net	**$3,908**	$3,591

Notes receivable at March 26, 2006 and March 27, 2005 principally resulted from sales of restaurant businesses to Miami Sub's and Nathan's franchisees and are generally guaranteed by the purchaser and collateralized by the restaurant businesses and assets sold. The notes are generally due in monthly installments of principal and interest with a balloon payment at the end of the term, with interest rates ranging principally between 5% and 10% (See Note B-5).

Accounts receivable are due within 30 days and are stated at amounts due from franchisees, retail licensees and Branded Product Program customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current and expected future ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they are deemed to be uncollectible.

Changes in the Company's allowance for doubtful accounts are as follows:

	2006	2005	2004
Beginning balance	**$177**	$ 328	$418
Bad debt (recoveries) expense	**10**	13	(17)
Other	**—**	17	—
Accounts written off	**(10)**	(181)	(73)
Ending balance	**$177**	$ 177	$328

Note F—Marketable Securities

The cost, gross unrealized gains, gross unrealized losses and fair market value for marketable securities, which consists of bonds at March 26, 2006 and March 27, 2005, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
2006:				
Available-for-sale securities	**$17,176**	**$ 5**	**$(299)**	**$16,882**
2005:				
Available-for-sale securities	$11,778	$24	$(161)	$11,641

As of March 26, 2006, the bonds mature at various dates between August 2006 and April 2014.

Proceeds from the sale of available-for-sale and trading securities and the resulting gross realized gains and losses included in the determination of net income are as follows:

	2006	2005	2004
Available-for-sale securities:			
Proceeds	**$2,245**	$1,357	$2,497
Gross realized gains	**—**	—	17
Gross realized losses	**(2)**	—	(5)

The net unrealized (losses) gains on available-for-sale securities for the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004, respectively, of $(94), $(137), and $3, which is net of deferred income taxes, have been included as a component of comprehensive income.

Note G—Property and Equipment, Net

Property and equipment consists of the following:

	March 26, 2006	March 27, 2005
Land	**$1,094**	$1,094
Building and improvements	**1,932**	1,917
Machinery, equipment, furniture and fixtures	**5,355**	6,021
Leasehold improvements	**4,377**	4,371
Construction-in-progress	**120**	9
	12,878	13,412
Less: accumulated depreciation and amortization	**8,310**	8,829
	$4,568	$4,583

(in thousands, except share and per share amounts) March 26, 2006, March 27, 2005 and March 28, 2004 (continued)

Assets under capital lease amounted to $48 at March 26, 2006 and March 27, 2005 and are fully amortized as of both periods. Depreciation and amortization expense on property and equipment was $812, $918, and $971 for the fiscal years ended March 26, 2006, March 27, 2005, and March 28, 2004, respectively.

1. Sales of Property

The Company follows the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), related to the accounting and reporting for segments of a business to be disposed of. In accordance with SFAS No. 144, the definition of discontinued operations includes components of an entity whose cash flows are clearly identifiable. SFAS No. 144 requires the Company to classify as discontinued operations any restaurant that it sells, abandons or otherwise disposes of where the Company will have no further involvement in, or cash flows, from such restaurant's operations.

During the fiscal year ended March 26, 2006, the Company sold one Company-owned restaurant that it had previously leased to the operator pursuant to a management agreement, for total cash consideration of $515 and entered into a franchise agreement with the buyer to continue operating the restaurant. As the Company expects to have a continuing stream of cash flows for this restaurant, the results of operations for this Company-operated restaurant is included as a component of continuing operations in the accompanying consolidated statements of earnings.

During the fiscal year ended March 26, 2006, the Company sold all of its right, title and interest in and to a vacant real estate parcel previously utilized as a parking lot, adjacent to a Company-owned restaurant, located in Brooklyn, New York, in exchange for a cash payment of $3,100. Nathan's also entered into an agreement pursuant to which an affiliate of the buyer has assumed all of Nathan's rights and obligations under a lease for an adjacent property and has agreed to pay $500 to Nathan's over a period of up to three years or six months upon buyer's purchase of the adjacent property, $100 of which has been paid and recognized as part of the gain. In January 2006, the adjacent parcel of vacant land was sold. Nathan's recognized a total gain before income taxes of $2,919, net of associated expenses. This gain and the operating expenses for this property have been included in discontinued operations for fiscal years ended March 26, 2006, March 27, 2005, and March 28, 2004, as the Company has no continuing involvement in the operation of, or cash flows from, this property.

During the fiscal year ended March 27, 2005, the Company ceased the operations of one Company-owned restaurant pursuant to the termination of the lease and notification by the landlord not to renew. The results of operations for this restaurant have been included in discontinued operations for fiscal years ended March 27, 2005 and March 28, 2004, as the Company has no continuing involvement in the operation of, or cash flows from, this restaurant.

During the fiscal year ended March 28, 2004, the Company sold three Company-owned restaurants for total consideration of $1,083 and entered into two management agreements with franchisees to operate two Company-owned restaurants. As the Company expects to have a continuing stream of cash flows from all of these restaurants, the results of operations for these Company-operated restaurants are included as a component of continuing earnings in the accompanying consolidated statements of earnings.

2. Discontinued Operations

As described in Note F-1 above, the Company has classified the results of operations of certain restaurants and properties as discontinued operations in accordance with SFAS No. 144. The following is a summary of the results of earnings for these properties for the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004:

	2006	2005	2004
Revenues (excluding gain from sale of property in 2006)	$ —	$ 231	$ 771
Income (loss) before income taxes	**$2,839**	$(199)	$(244)

3. Assets Held for Sale

Included in assets held for sale as of March 27, 2005 are certain land, building and improvements associated with one restaurant property that was sold during the fiscal year ended March 26, 2006.

Note H—Accrued Expenses, Other Current Liabilities and Other Liabilities

Accrued expenses and other current liabilities consist of the following:

	March 26, 2006	March 27, 2005
Payroll and other benefits	**$1,891**	$1,618
Professional and legal costs	**391**	328
Self-insurance costs	**281**	324
Rent, occupancy and lease reserve termination costs	**379**	413
Taxes payable	**782**	684
Unexpended advertising funds	**789**	498
Deferred marketing funds	**89**	365
Other	**1,004**	858
	$5,606	$5,088

Other liabilities consists of the following:

	March 26, 2006	March 27, 2005
Deferred income—supplier contracts	**$ 682**	$ 771
Deferred development fees	**242**	316
Deferred gain on sales of fixed assets	**145**	160
Deferred rental liability	**250**	265
Deferred income—other	**8**	—
Tenant's security deposits on subleased property	**93**	100
	$1,420	$1,612

Lease Reserve Termination Costs

In connection with the Company's acquisition of Miami Subs in fiscal 2000, Nathan's planned to permanently close 18 under-performing Company-owned restaurants; Nathan's expected to abandon or sell the related assets at amounts below the historical carrying amounts recorded by Miami Subs. In accordance with APB No. 16 "Business Combinations", the write-down of these assets was reflected as part of the purchase price allocation. The Company has closed or sold all 18 units. As of March 26, 2006, the Company has recorded cumulative charges to operations of approximately $1,461 ($877 after tax) for lease reserves and termination costs in connection with these properties.

Changes in the Company's reserve for lease reserve and termination costs are as follows:

	2006	2005	2004
Beginning balance	**$198**	$532	$529
Additions	—	—	80
Payments	—	(334)	(77)
Ending balance	**$198**	$198	$532

Note I—Notes Payable and Capitalized Lease Obligations

A summary of notes payable and capitalized lease obligations is as follows:

	March 26, 2006	March 27, 2005
Note payable to bank at 8.5% through January 2003, 4.5% from February 2003 through January 2006	**$—**	$ 819
Capital lease obligations	**39**	47
	39	866
Less current portion	**(8)**	(174)
Long-term portion	**$31**	$ 692

On January 13, 2006, Nathan's prepaid the balance of its outstanding bank loan payable in the amount of $694. The principal on the loan had been due in equal monthly installments through February 2010. Interest was at prime plus 0.25%, or 4.50% through January 2006. The interest rate was scheduled to adjust to prime plus 0.25% in January 2006 and January 2009. The above note was secured by the related property and equipment, which was fully depreciated as of March 27, 2005.

The Company also guarantees a franchisee's note payable with the bank. The Company's maximum obligation should the franchisee default on the required payments to the bank for the loan funded by the lender was approximately $189 as of March 26, 2006. (See Note L-2.)

At March 26, 2006, the aggregate annual maturities of capitalized lease obligations are as follows:

2007	$ 8
2008	9
2009	9
2010	11
2011	2
	$39

The Company maintains a $7,500 line of credit with its primary banking institution. Borrowings under the line of credit are intended to be used to meet the normal short-term working capital needs of the Company. The line of credit is not a commitment and, therefore, credit availability is subject to ongoing approval. The line of credit expires on October 1, 2006, and bears interest at the prime rate (7.5% at March 26, 2006). There were no borrowings outstanding under this line of credit as of March 26, 2006 and March 27, 2005.

Note J—Income Taxes

Income tax provision (benefit) consists of the following for the fiscal years ended March 26, 2006, March 27, 2005, and March 28, 2004:

	2006	2005	2004
Federal			
Current	**$1,682**	$ 633	$ 165
Deferred	**148**	611	804
	1,830	1,244	969
State and local			
Current	**496**	276	89
Deferred	**27**	37	142
	523	313	231
	$2,353	$1,557	$1,200

Total income tax provision (benefit) for the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004 differs from the amounts computed by applying the United States Federal income tax rate of 34% to income before income taxes as a result of the following:

	2006	2005	2004
Computed "expected" tax expense	**$2,141**	$1,500	$1,101
Nondeductible amortization	**37**	37	37
State and local income taxes, net of Federal income tax benefit	**340**	173	192
Tax-exempt investment earnings	**(150)**	(66)	(46)
Tax refunds received	**—**	(81)	(62)
Nondeductible meals and entertainment and other	**(15)**	(6)	(22)
	$2,353	$1,557	$1,200

(in thousands, except share and per share amounts) March 26, 2006, March 27, 2005 and March 28, 2004 (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	March 26, 2006	March 27, 2005
Deferred tax assets		
Accrued expenses	$ 775	$ 619
Allowance for doubtful accounts	71	72
Impairment of notes receivable	672	705
Deferred revenue	436	582
Depreciation expense and impairment of long-lived assets	757	850
Expenses not deductible until paid	112	130
Amortization of intangibles	159	213
Net operating loss and other carryforwards	346	557
Unrealized loss on marketable securities	110	47
Excess of straight line over actual rent	100	106
Other	12	5
Total gross deferred tax assets	$ 3,550	$ 3,886
Deferred tax liabilities		
Difference in tax bases of installment gains not yet recognized	184	198
Deductible prepaid expense	120	170
Other	52	1
Total gross deferred tax liabilities	356	369
Net deferred tax asset	3,194	3,517
Less valuation allowance	(346)	(557)
	$ 2,848	$ 2,960
Less current portion	(1,364)	(1,168)
Long-term portion	$ 1,484	$ 1,792

The Company utilized net operating loss carryforwards ("NOLs") of approximately $244 during fiscal 2005. A valuation allowance is provided when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Based upon anticipated taxable income, Management believes that it is more likely than not that the Company will realize the benefit of this net deferred tax asset of $2,848 and $2,960 at March 26, 2006 and March 27, 2005, respectively. The Company has State net operating loss carryforwards in certain tax jurisdictions of approximately $5,915 expiring in varying amounts during fiscal years 2020 through 2025. A valuation allowance has been provided for these net operating loss carryforwards.

At March 26, 2006, the Company had AMT credit carryforwards remaining of approximately $121, which may be used to offset liabilities through 2008. These credits are subject to limitations imposed under the Internal Revenue Code pursuant to Section 382 and 383 regarding changes in ownership. As a result of these limitations, the Company has recorded a valuation allowance for the Miami Subs credits related to the acquisition.

Note K—Stockholders' Equity, Stock Plans and Other Employee Benefit Plans

1. Stock Option Plans

On December 15, 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan"), which provides for the issuance of incentive stock options ("ISO's") to officers and key employees and nonqualified stock options to directors, officers and key employees. Up to 525,000 shares of common stock have been reserved for issuance under the 1992 Plan. The terms of the options are generally ten years, except for ISO's granted to any employee, whom prior to the granting of the option, owns stock representing more than 10% of the voting rights, for which the option term will be five years. The exercise price for nonqualified stock options outstanding under the 1992 Plan can be no less than the fair market value, as defined, of the Company's common stock at the date of grant. For ISO's, the exercise price can generally be no less than the fair market value of the Company's common stock at the date of grant, with the exception of any employee who prior to the granting of the option owns stock representing more than 10% of the voting rights, for which the exercise price can be no less than 110% of fair market value of the Company's common stock at the date of grant.

On May 24, 1994, the Company adopted the Outside Director Stock Option Plan (the "Directors' Plan"), which provides for the issuance of nonqualified stock options to non-employee directors, as defined, of the Company. Under the Directors' Plan, 200,000 shares of common stock have been authorized and issued. Options awarded to each non-employee director are fully vested, subject to forfeiture under certain conditions and shall be exercisable upon vesting.

In April 1998, the Company adopted the Nathan's Famous, Inc. 1998 Stock Option Plan (the "1998 Plan"), which provides for the issuance of nonqualified stock options to directors, officers and key employees. Up to 500,000 shares of common stock have been reserved for issuance upon the exercise of options granted under the 1998 Plan.

In June 2001, the Company adopted the Nathan's Famous, Inc. 2001 Stock Option Plan (the "2001 Plan"), which provides for the issuance of nonqualified stock options to directors, officers and key employees. Up to 350,000 shares of common stock have been reserved for issuance upon the exercise of options granted and for future issuance in connection with awards under the 2001 Plan.

In June 2002, the Company adopted the Nathan's Famous, Inc. 2002 Stock Incentive Plan (the "2002 Plan"), which provides for the issuance of nonqualified stock options or restricted stock awards to directors, officers and key employees. Up to 300,000 shares of common stock have been reserved for issuance in connection with awards under the 2002 Plan.

The 1992 Plan and Directors' Plan expired with respect to the granting of new options on December 2, 2002 and December 31, 2004, respectively. The 1998 Plan, the 2001 Plan and the 2002 Plan expire on April 5, 2008, June 13, 2011 and June 17, 2012, respectively, unless terminated earlier by the Board of Directors under conditions specified in the respective Plan.

The Company issued 478,584 stock options to employees of Miami Subs to replace 957,168 of previously issued Miami Subs options pursuant to the acquisition by Nathan's and issued 47,006 new options. All options were fully vested upon consummation of the merger. Exercise prices range from a low of $3.1875 to a high of $18.6120 per share and expire at various times through September 30, 2009.

During the fiscal year ended March 26, 2006, 160,082 stock options were exercised which aggregated proceeds of $642 to the Company.

2. Warrants

In November 1993, the Company granted to its Chairman and Chief Executive Officer a warrant to purchase 150,000 shares of the Company's common stock at an exercise price of $9.71 per share, representing 105% of the market price of the Company's common stock on the date of grant, which exercise price was reduced on January 26, 1996 to $4.50 per share. The shares vested at a rate of 25% per annum commencing November 1994 and the warrant expired unexercised in November 2003.

On July 17, 1997, the Company granted to its Chairman and Chief Executive Officer a warrant to purchase 150,000 shares of the Company's common stock at an exercise price of $3.25 per share, representing the market price of the Company's common stock on the date of grant. The shares vested at a rate of 25% per annum commencing July 17, 1998 and the warrant expires in July 2007.

In connection with the merger with Miami Subs, the Company issued 579,040 warrants with an exercise price of $6.00 per share to purchase common stock to the former shareholders of Miami Subs. During fiscal 2005, 142,855 of these warrants were exercised which aggregated proceeds of $857 to the Company. The remaining warrants expired on September 30, 2004. The Company also issued 63,700 warrants with an exercise price of $16.55 per share to purchase common stock to the former warrant holders of Miami Subs, all of which expired as of March 26, 2006.

A summary of the status of the Company's stock options and warrants, excluding the 579,040 warrants issued to former shareholders of Miami Subs, at March 26, 2006, March 27, 2005 and March 28, 2004 and changes during the fiscal years then ended is presented in the tables below:

	2006		2005		2004	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding—beginning of year	**1,494,796**	**$ 3.81**	1,778,686	$3.91	1,754,249	$4.01
Granted	**—**	**—**	95,000	5.62	65,000	4.03
Expired	**(2,690)**	**9.09**	(141,250)	7.22	(40,563)	11.67
Exercised	**(160,082)**	**4.01**	(237,640)	4.08	—	
Options outstanding—end of year	**1,332,024**	**3.78**	1,494,796	3.81	1,778,686	3.92
Options exercisable—end of year	**1,247,025**		1,322,629		1,572,268	
Weighted-average fair value of options granted		**$ —**		$2.87		$1.60
Warrants outstanding—beginning of year	**168,750**	**$ 4.73**	168,750	$4.73	318,750	$4.62
Expired	**(18,750)**	**16.55**	—		(150,000)	4.50
Warrants outstanding—end of year	**150,000**	**3.25**	168,750	4.73	168,750	4.73
Warrants exercisable—end of year	**150,000**		168,750		168,750	
Weighted-average fair value of warrants granted		**$ —**		$ —		$ —

At March 26, 2006, 203,500 common shares were reserved for future restricted stock or stock option grants.

The following table summarizes information about stock options and warrants at March 26, 2006:

	Options and Warrants Outstanding			Options and Warrants Exercisable	
Range of Exercise Prices	Number Outstanding at 3/26/06	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 3/26/06	Weighted-Average Exercise Price
$3.19 to $4.00	1,316,024	3.0	$3.36	1,302,692	$3.35
4.01 to 5.62	123,750	7.9	5.35	52,083	5.17
5.63 to 6.20	42,250	1.2	6.20	42,250	6.20
$3.19 to $6.20	1,482,024	3.4	$3.61	1,397,025	$3.51

(in thousands, except share and per share amounts) March 26, 2006, March 27, 2005 and March 28, 2004 (continued)

3. Common Stock Purchase Rights

On June 20, 1995, the Board of Directors declared a dividend distribution of one common stock purchase right (the "Rights") for each outstanding share of Common Stock of the Company. The distribution was paid on June 20, 1995 to the shareholders of record on June 20, 1995. The terms of the Rights were amended on April 6, 1998 and December 8, 1999. Each Right, as amended, entitles the registered holder thereof to purchase from the Company one share of the Common Stock at a price of $4.00 per share (the "Purchase Price"), subject to adjustment for anti-dilution. New Common Stock certificates issued after June 20, 1995 upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference.

The Rights are not exercisable until the Distribution Date. The Distribution Date is the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Common Stock, as amended, or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement, or announcement of an intention to make a tender offer or exchange offer by a person (other than the Company, any wholly-owned subsidiary of the Company or certain employee benefit plans) which, if consummated, would result in such person becoming an Acquiring Person. The Rights were set to expire on June 19, 2005. On June 15, 2005, the Board of Directors approved an extension of the Rights through June 19, 2010, unless earlier redeemed by the Company under essentially the same terms and conditions.

At any time prior to the time at which a person or group or affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of the Common Stock of the Company, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right. In addition, the Rights Agreement, as amended, permits the Board of Directors, following the acquisition by a person or group of beneficial ownership of 15% or more of the Common Stock (but before an acquisition of 50% or more of Common Stock), to exchange the Rights (other than Rights owned by such 15% person or group), in whole or in part, for Common Stock, at an exchange ratio of one share of Common Stock per Right.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The Company has reserved 9,285,923 shares of Common Stock for issuance upon exercise of the Rights.

4. Stock Repurchase Plan

On September 14, 2001, the Board of Directors of the Company authorized the repurchase of up to 1,000,000 shares of the Company's common stock. The Company completed its initial Stock Repurchase Plan at a cost of approximately $3,670 during the fiscal year ended March 30, 2003. On October 7, 2002, the Board of Directors of the Company authorized the repurchase of up to 1,000,000 additional shares of the Company's common stock. Purchases of stock will be made from time to time, depending on market conditions, in open market or in privately negotiated transactions, at prices deemed appropriate by management. There is no set time limit on the purchases. The Company expects to fund these stock repurchases from its operating cash flow. Through March 26, 2006, 891,100 additional shares have been repurchased at a cost of approximately $3,488.

5. Employment Agreements

We entered into an employment agreement with Howard M. Lorber, our Chairman and Chief Executive Officer, effective as of January 1, 2005. The agreement expires December 31, 2009. Pursuant to the agreement, Mr. Lorber receives a base salary of $250 and an annual bonus equal to 5 percent of our consolidated pre-tax earnings over $5,000 for each fiscal year. The agreement further provides for a consulting agreement after the termination of employment during which Mr. Lorber will receive a consulting payment of $225 per year. Mr. Lorber is also entitled to a severance payment in certain circumstances upon termination, as defined in the agreement. The employment agreement also provides Mr. Lorber the right to participate in employment benefits offered to other Nathan's executives. In connection with the agreement, we issued to Mr. Lorber 50,000 shares of restricted common stock which vest ratably over the 5-year term of the employment agreement.

A charge of $363 based on the fair market value of the Company's common stock has been recorded to deferred compensation and is being amortized to earnings ratably over the vesting period.

In the event that Mr. Lorber's employment is terminated without cause, he is entitled to receive his salary and bonus for the remainder of the contract term. The employment agreement further provides that in the event there is a change in control, as defined in the agreement, Mr. Lorber has the option, exercisable within one year after such event, to terminate his employment agreement. Upon such termination, he has the right to receive a lump sum cash payment equal to the greater of (A) his salary and annual bonuses for the remainder of the employment term (including a prorated bonus for any partial fiscal year), which bonus shall be equal to the average of the annual bonuses awarded to him during the three fiscal years preceding the fiscal year of termination; or (B) 2.99 times his salary and annual bonus for the fiscal year immediately preceding the fiscal year of termination, as well as a lump sum cash payment equal to the difference between the exercise price of any exercisable options having an exercise price of less than the then current market price of the Company's common stock and such then current market price. In addition, Nathan's will provide Mr. Lorber with a tax gross-up payment to cover any excise tax due. In the event of termination due to Mr. Lorber's death or disability, he is entitled to receive an amount equal to his salary and annual bonuses for a three-year period, which bonus shall be equal to the average of the annual bonuses awarded to him during the three fiscal years preceding the fiscal year of termination.

The Company and its President and Chief Operating Officer entered into an employment agreement on December 28, 1992 for a period commencing on January 1, 1993 and ending on December 31, 1996. The employment agreement automatically extends for successive one-year periods unless notice of non-renewal is provided in accordance with the agreement. Consequently, the employment agreement has been extended annually through December 31, 2006, based on the original terms, and no non-renewal notice has been given as of June 9, 2006. The agreement provides for annual compensation of $289 plus certain other benefits. In November 1993, the Company amended this agreement to include a provision under which the officer has the right to terminate the agreement and receive payment equal to approximately three times annual compensation upon a change in control, as defined.

The Company and the President of Miami Subs, pursuant to the merger agreement, entered into an employment agreement on September 30, 1999 for a period commencing on September 30, 1999 and ending on September 30, 2002. The agreement provides for annual compensation of $210 plus certain other benefits and automatically renews annually unless 180 days prior written notice is given to the employee. No non-renewal notice has been given as of June 9, 2006. The agreement includes a provision under which the officer has the right to terminate the agreement and receive payment equal to approximately three times his annual compensation upon a change in control, as defined. In the event a non-renewal notice is delivered, the Company must pay the officer an amount equal to the employee's base salary as then in effect.

The Company and one executive of Miami Subs entered into a change of control agreement effective November 1, 2001 for annual compensation of $136 per year. The agreement additionally includes a provision under which the executive has the right to terminate the agreement and receive payment equal to approximately three times his annual compensation upon a change in control, as defined.

The Company and one employee of Miami Subs entered into a severance agreement dated November 14, 2003, which provides that upon termination of the employee's employment, the employee will receive a severance payment in an amount equal to the employee's annual compensation of $115 per year. The severance payment is payable in six equal monthly installments following such termination.

Each employment agreement terminates upon death or voluntary termination by the respective employee or may be terminated by the Company on up to 30-days' prior written notice by the Company in the event of disability or "cause," as defined in each agreement.

6. 401(k) Plan

The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code covering all nonunion employees over age 21 who have been employed by the Company for at least one year. Employees may contribute to the plan, on a tax-deferred basis, up to 20% of their total annual salary. Company contributions are discretionary. The Company matches contributions at a rate of $.25 per dollar contributed by the employee on up to a maximum of 3% of the employee's total annual salary. Employer contributions for the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004 were $26, $22, and $21, respectively.

(in thousands, except share and per share amounts) March 26, 2006, March 27, 2005 and March 28, 2004 (continued)

7. Other Benefits

The Company provides, on a contributory basis, medical benefits to active employees. The Company does not provide medical benefits to retirees.

Note L—Commitments and Contingencies

1. Commitments

The Company's operations are principally conducted in leased premises. The leases generally have initial terms ranging from 5 to 20 years and usually provide for renewal options ranging from 5 to 20 years. Most of the leases contain escalation clauses and common area maintenance charges (including taxes and insurance). Certain of the leases require additional (contingent) rental payments if sales volumes at the related restaurants exceed specified limits. As of March 26, 2006, the Company has noncancelable operating lease commitments, net of certain sublease rental income, as follows:

	Lease Commitments	Sublease Income	Net Lease Commitments
2007	$ 3,364	$1,878	$1,486
2008	2,806	1,603	1,203
2009	1,931	1,100	831
2010	1,614	937	677
2011	873	648	225
Thereafter	1,337	1,061	276
	$11,925	$7,227	$4,698

Aggregate rental expense, net of sublease income, under all current leases amounted to $1,037, $1,278, and $1,584 for the fiscal years ended March 26, 2006, March 27, 2005, and March 28, 2004, respectively.

The Company also owns or leases sites, which it in turn subleases to franchisees, which expire on various dates through 2015 exclusive of renewal options. The Company remains liable for all lease costs when properties are subleased to franchisees.

The Company also subleases locations to third parties. Such subleases provide for minimum annual rental payments by the Company aggregating approximately $2,202 and expire on various dates through 2015 exclusive of renewal options.

Contingent rental payments on building leases are typically made based on the percentage of gross sales on the individual restaurants that exceed predetermined levels. The percentage of gross sales to be paid and related gross sales level vary by unit. Contingent rental expense was approximately $47, $52 and $67 for the fiscal years ended March 26, 2006, March 27, 2005, and March 28, 2004 respectively.

2. Guarantees

The Company guarantees certain equipment financing for franchisees with a third-party lender. The Company's maximum obligation, should the franchisees default on the required monthly payment to the third-party lender, for loans funded by the lender, as of March 26, 2006, was approximately $16. The equipment financing expires at various dates through fiscal 2007.

In August 2001, Miami Subs entered into an agreement with a franchisee and a bank, which called for the assumption of a note payable by the franchisee and the repayment of an existing note receivable from the franchisee. The Company also guarantees a franchisee's note payable with a bank. The note payable matures in fiscal 2007. The Company's maximum obligation, should the franchisee default on the required monthly payments to the bank, for the loan funded by the lender, as of March 26, 2006, was approximately $189.

The guarantees referred to above were entered into by the Company prior to December 31, 2002 and have not been modified since that date, which was the effective date for FIN 45 "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others."

3. Contingencies

An action was commenced, in the Circuit Court of the Fifteenth Judicial Circuit, Palm Beach County, Florida in September 2001 against Miami Subs and EKFD Corporation, a Miami Subs franchisee ("the franchisee") claiming negligence in connection with a slip and fall which allegedly occurred on the premises of the franchisee for unspecified damages. Pursuant to the terms of the Miami Subs Franchise Agreement, the franchisee is obligated to indemnify Miami Subs and hold it harmless against claims asserted and procure an insurance policy which names Miami Subs as an additional insured. Miami Subs has denied any liability to plaintiffs and has made demand upon the franchisee's insurer to indemnify and defend against the claims asserted. The insurer has agreed to indemnify and defend Miami Subs and has assumed the defense of this action for Miami Subs.

Miami Subs has received a claim from a landlord for a franchised location that Miami Subs owes the landlord $150 in connection with the construction of the leased premises. Miami Subs had been the primary tenant at the location since 1993, when the lease was assigned to Miami Subs by the initial tenant under the lease, the party to whom the construction loan was made. On September 6, 2005, this claim was settled without payment by Miami Subs of any sums.

Ismael Rodriguez commenced an action, in the Supreme Court of the State of New York, Kings County, in May 2004 against Nathan's Famous, Inc. seeking damages of $1,000 for claims of age discrimination in connection with the termination of Mr. Rodriguez's employment. Mr. Rodriguez was terminated from his position in connection with his repeated violation of company policies and failure to follow company-mandated procedures. On October 28, 2005, we executed a settlement and release of all claims by the employee against the Company. The settlement did not have a material effect on our financial position, results of operations or cash flows.

An employee of a Miami Subs franchised restaurant commenced an action for unspecified damages in the United States District Court, Southern District of Florida in September 2004 against Miami Subs Corporation, Miami Subs USA, Inc., and three Miami Subs franchisees, FMI Subs Corporation, NEESA Subs Corp. and Muhammad Amin, (the franchisees), claiming that she was not paid overtime when she worked in excess of 40 hours per week, in violation of the Fair Labor Standards Act. The action also seeks damages for any other employees of the defendants who would be similarly entitled to overtime. Pursuant to the terms of the Miami Subs Franchise Agreement, the franchisees are obligated to operate their Miami Subs franchises in compliance with the law, including all labor laws. On May 27, 2005, this action was settled without payment to the plaintiffs by Miami Subs Corporation.

In July 2001, a female manager at one of our company-owned restaurants filed a charge with the Equal Employment Opportunity Commission ("EEOC") claiming sex discrimination in violation of Title VII of the Civil Rights Act of 1964 and a violation of the Equal Pay Act. The employee claimed that she was being paid less than male employees for comparable work, which Nathan's denied. In June and August 2004, the employee filed further charges with the EEOC claiming that Nathan's had retaliated against her, first by refusing her request for a shift change and then by terminating her employment in July 2004. Following a determination by the EEOC in May 2005 that there was no reasonable cause to believe that the employee was terminated in retaliation for filing a charge of discrimination, but that there was reasonable cause to believe that she was paid less than similarly situated males in violation of the Equal Pay Act and Title VII and that she was denied a request for a change in shift in retaliation for filing the discrimination charge, the EEOC advised that it would engage in conciliation and settlement efforts to try to resolve the employee's charges. On September 30, 2005, those efforts resulted in the settlement and release of all claims by the employee against the Company, and of any related charges made by the EEOC against the Company. The settlement did not have a material effect on our financial position, results of operations or cash flows.

The Company is involved in various other litigation in the normal course of business, none of which, in the opinion of management, will have a significant adverse impact on its financial position or results of operations.

Note M—Related Party Transactions

An accounting firm of which Mr. Raich, who joined Nathan's Board of Directors on June 15, 2004, serves as Managing Partner, received ordinary tax preparation and other consulting fees of $108, $127, and $99 for the fiscal years ended March 26, 2006, March 27, 2005 and March 28, 2004, respectively.

A firm on which Mr. Lorber serves as chairman of the board of directors, and the firm's affiliates, received ordinary and customary insurance commissions aggregating approximately $25, $49, and $26 for the fiscal years ended March 26, 2006, March 27, 2005, and March 28, 2004, respectively.

Note N—Significant Fourth Quarter Adjustments

During the fourth quarter of fiscal 2004, the Company's management continued to monitor and evaluate the collectibility and potential impairment of its assets, in particular, notes receivable, certain fixed assets and certain intangible assets. In connection therewith, impairment charges on certain notes receivable of $108 and impairment charges on fixed assets of $25 were recorded in the fourth quarter. It is management's opinion that these adjustments are properly recorded in the fourth quarter based upon the facts and circumstances that became available in that period.

(in thousands, except share and per share amounts) March 26, 2006, March 27, 2005 and March 28, 2004 (continued)

Note O—Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2006				
Total revenues[a]	**$11,382**	**$11,653**	**$9,505**	**$8,820**
Gross profit[a][b]	**1,927**	**2,624**	**1,754**	**1,255**
Net income[a]	**$ 1,169**	**$ 3,108**	**$ 770**	**$ 630**
Per share information				
Net income per share				
Basic[c]	**$ .21**	**$ .56**	**$ .14**	**$ .11**
Diluted[c]	**$ .18**	**$ .48**	**$ .12**	**$ .10**
Shares used in computation of net income per share				
Basic[c]	**5,555,000**	**5,566,000**	**5,594,000**	**5,620,000**
Diluted[c]	**6,474,000**	**6,527,000**	**6,565,000**	**6,620,000**
Fiscal Year 2005				
Total revenues[a]	$ 9,292	$ 9,926	$7,357	$7,720
Gross profit[a][b]	1,812	2,243	1,033	942
Net income[a]	$ 950	$ 1,090	$ 476	$ 221
Per share information				
Net income per share				
Basic[c]	$ .18	$ .21	$ .09	$ .04
Diluted[c]	$ .16	$ .18	$ .08	$ .04
Shares used in computation of net income per share				
Basic[c]	5,214,000	5,203,000	5,352,000	5,459,000
Diluted[c]	5,913,000	5,924,000	6,173,000	6,312,000

(a) Total revenues and gross profit were adjusted from amounts previously reported on Forms 10-Q to reflect a reclassification of continuing operations to discontinued operations in the fiscal year ended March 26, 2006.

(b) Gross profit represents the difference between sales and cost of sales.

(c) The sum of the quarters does not equal the full year per share amounts included in the accompanying consolidated statements of earnings due to the effect of the weighted average number of shares outstanding during the fiscal years as compared to the quarters.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Nathan's Famous, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Nathan's Famous, Inc. (a Delaware Corporation) and subsidiaries (the "Company") as of March 26, 2006 and March 27, 2005, and the related consolidated statements of earnings, stockholders' equity and cash flows for the fifty-two weeks ended March 26, 2006, March 27, 2005 and March 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nathan's Famous, Inc. and subsidiaries as of March 26, 2006 and March 27, 2005, and the consolidated results of their operations and their consolidated cash flows for the fifty-two weeks ended March 26, 2006, March 27, 2005 and March 28, 2004 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Melville, New York
June 9, 2006

Market for Registrant's Common Stock and Related Stockholder Matters

Common Stock Prices

Our common stock began trading on the over-the-counter market on February 26, 1993 and is quoted on the Nasdaq National Market System ("Nasdaq") under the symbol "NATH." The following table sets forth the high and low closing sales prices per share for the periods indicated:

	High	Low
Fiscal year ended March 26, 2006		
First quarter	**$ 9.48**	**$7.85**
Second quarter	**9.60**	**8.03**
Third quarter	**10.20**	**8.43**
Fourth quarter	**12.40**	**9.98**
Fiscal year ended March 27, 2005		
First quarter	$ 6.16	$5.50
Second quarter	6.30	5.61
Third quarter	8.35	5.86
Fourth quarter	8.39	7.01

At June 15, 2006, the closing price per share for our common stock, as reported by Nasdaq was $13.00.

Dividend Policy

We have not declared or paid a cash dividend on our common stock since our initial public offering and do not anticipate that we will pay any dividends in the foreseeable future. It is our Board of Directors' policy to retain all available funds to finance the development and growth of our business and to purchase stock pursuant to our stock buyback program. The payment of any cash dividends in the future will be dependent upon our earnings and financial requirements.

Shareholders

As of June 15, 2006, we had 817 shareholders of record, excluding shareholders whose shares were held by brokerage firms, depositories and other institutional firms in "street name" for their customers.

Annual Shareholders' Meeting

The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., EST on Tuesday, September 12, 2006, in the Conference Room on the lower level of 1400 Old Country Road, Westbury, New York.

Corporate Directory

Nathan's Famous, Inc. and Subsidiaries

List of Directors

Howard M. Lorber
Chairman & Chief Executive Officer, Nathan's Famous, Inc.

Wayne Norbitz
President & Chief Operating Officer, Nathan's Famous, Inc.

Donald L. Perlyn
Executive Vice President, Nathan's Famous, Inc.

Eric Gatoff
Vice President—Corporate Counsel, Nathan's Famous, Inc.

Robert J. Eide
Chairman & Chief Executive Officer, AEGIS Capital Corp.

Barry Leistner
President & Chief Executive Officer, Koenig Iron Works, Inc.

Brian S. Genson
President, Motorsport Investments

A.F. Petrocelli
Chairman, President & Chief Executive Officer, United Capital Corp.

Charles Raich
Managing Partner, Raich, Ende, Malter & Co. LLP

List of Officers

Howard M. Lorber
Chairman & Chief Executive Officer

Wayne Norbitz
President & Chief Operating Officer

Donald L. Perlyn
Executive Vice President

Ronald G. DeVos
Vice President—Finance, Chief Financial Officer & Secretary

Eric Gatoff
Vice President—Corporate Counsel

Randy K. Watts
Vice President—Franchise Operations

Donald P. Schedler
Vice President—Development, Architecture & Construction

Independent Registered Public Accounting Firm
Grant Thornton, LLP
445 Broadhollow Road, Melville, New York 11747

Corporate Counsel
Kramer, Coleman, Wactlar & Lieberman, P.C.
100 Jericho Quadrangle, Jericho, New York 11753

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane, New York, New York 10038

Form 10-K
The Company's annual report on Form 10-K as filed with the Securities and Exchange Commission, is available upon written request:
Secretary, Nathan's Famous, Inc.,
1400 Old Country Road,
Westbury, New York 11590

Quarterly Shareholder Letter
Will be available on our website. Copies will be provided upon request.

Corporate Headquarters
1400 Old Country Road, Westbury, New York 11590
516-338-8500 Telephone
516-338-7220 Facsimile

Company Website
www.nathansfamous.com

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Nathan's

400 Old Country Road, Suite 400
stbury, New York 11590

www.nathansfamous.com